UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
(Exact Name of registrant as specified in its charter)

Delaware	27-3320809
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

80 SW 8th Street, Suite 2180, Miami, Florida 33130
(Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code: 305-433-7814

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
NA	NA

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1:    Business

General Development of Business

Overview

Sanomedics International Holdings, Inc. (the “Company”, “we”, or “us”) is a Delaware corporation which designs, develops, markets and sells a line of non-contact infrared thermometers for consumer home healthcare for children and pet dogs and, in a much more limited way, to medical and veterinary professionals and institutions.  We first entered the non-contact infrared thermometer business in July 2009 when we, as a public “shell”, acquired all of the outstanding stock of Sanomedics International Holdings, Inc. (Sano-Nevada”), a Nevada corporation formed in January 2009, in a transaction in which the former owners of Sano-Nevada acquired control of the Company and became our management team, as described below under “Acquisition of Sanomedics.”

For fiscal 2009 and the six months ended June 30, 2010, our thermometer for pet dogs accounted for 50% and 84%, respectively, of all thermometers we sold and 41% and 86%, respectively, of our gross revenues of $31,018 and $58,156, respectively.  We market our products in the United States through commissioned independent sales representatives, a reseller and a distributor, and we also have begun, through a distributor and a sales representative, limited marketing to medical professionals and institutions and mass market pharmacies, respectively. We sell on the Internet on Amazon.com and in the online catalogs of Frontgate.com and Hammacher.com, and Hammacher.com accounted for 27.6% of our total sales for the six months ended June 30, 2010.  See Item 1: Business – Seasonality; Concentration.

Our executive offices are located at 80 SW 8th Street, Suite, 2180, Miami, Florida 33130, and our telephone number is (305) 433-7814. Our corporate website is www.sanomedics.com; however, the information contained on, or that can be accessed through, that website is not a part of this registration statement.

Our common stock is currently quoted on the Pink Sheets under the symbol “SIMH.PK”. It is our desire to have our common stock approved for quotation on the Over-The-Counter Bulletin Board, and we intend to apply for listing thereon promptly after we satisfy the eligibility requirements, one of which would be satisfied upon the effectiveness of this registration statement.

Organizational History

We were originally incorporated on October 31, 1955 in Idaho under the name “Niagara Mining and Development Co., Inc.” (“Niagara”).  On April 9, 2007, we amended our Articles of Incorporation among other things to change our name to “Grand Niagara Mining and Development Company”.  Since at least January 7, 2004, when we had our existence administratively dissolved by the State of Idaho for failure to file timely the required annual report (we were reinstated on April 9, 2007 and again on June 16, 2008, following a similar administrative dissolution on January 4, 2008), we had nominal assets and no operations.  We were a public “shell” company, whose sole objective was to identify, evaluate, and acquire an operating business which wanted to become a publicly held entity.  As described below under “Acquisition of Sanomedics”, we achieved that goal in July 2009 when we acquired 100% of the outstanding capital stock of Sanomedics International Holdings, Inc. (“Sano-Nevada”), a development stage Nevada corporation with very limited operations formed in January 2009.  In connection with this acquisition, in April 2009 we reincorporated in Delaware, changed our name to “Sanomedics International Holdings, Inc.”, recapitalized the Company, effected a 1 for 25 reverse split (the “Reverse Split”) of our common stock, and issued to the former owners of Sano-Nevada common shares representing approximately 98% of our common stock and 100% of our newly authorized Series A preferred stock having majority voting rights.  The Sano-Nevada acquisition was accounted for as a “reverse acquisition” as if Sano-Nevada had acquired us, and our financial statements prior to the closing date of acquisition became the historical financial statements of Sano-Nevada. See Item 13, Financial Statements and Supplementary Data - Note 3 to the financial statements.  All information in this Registration Statement relating to our common stock has been adjusted to give effect to the Reverse Split, except where otherwise expressly stated.

Acquisition of Sanomedics

To implement our desire to discontinue our status as a public “shell”, as of July 1, 2009 we acquired 100% of the outstanding capital stock of Sanomedics International Holdings, Inc. (“Sano-Nevada”).  Sano-Nevada was an entity formed in Nevada in January 2009 which was still in its development stage, seeking to a launch a business distributing non-contact infra-red thermometers to consumers (for use on humans and dogs) and human health care professionals in the United States.  We acquired Sano-Nevada as follows:

On March 19, 2009, Belmont Partners, LLC (“Belmont”), which then was our principal shareholder, entered into a Common Stock Purchase Agreement with us and Sano-Nevada, among others, pursuant to which Belmont agreed to sell to Sano-Nevada that number of shares of our common stock as would equal 50.001% of the number of our common shares issued and outstanding (the “Sano-Nevada Shares”), for a price of $158,000 in cash (the “Purchase Price”).  In addition, Sano-Nevada agreed to effect a business combination with us no later than 20 days from the closing of the Agreement.  In consideration of the benefits provided to us pursuant to the Agreement, (1) we agreed to be jointly and severally liable with Sano-Nevada for the payment of the Purchase Price and (2) to issue to Belmont that number of shares of our common stock (the “Belmont Shares”) as would equal 2.5% of our issued and outstanding common stock after giving effect to the closing of our contemplated combination with Sano-Nevada (our shareholders authorized the issuance of the Belmont Shares), our Initial Financing (as defined) and any related reverse split of our common stock; provided, however, that notwithstanding the permitted dilution resulting from the Initial Financing, if any, in no case would the Belmont Shares represent less than a 1.25% ownership interest in the Company. Sano-Nevada’s payment obligations were guaranteed by Keith Houlihan (“Houlihan”), a co-founder and the President of Sano-Nevada, and secured by Sano-Nevada’s pledge of the Sano-Nevada Shares along with a proxy to vote such Shares.  On March 24, 2009, Sano-Nevada paid $50,000 to Belmont; and on April 17, 2009, Belmont transferred 102,200 shares to Sano-Nevada.  Sano-Nevada paid Belmont the $108,000 balance in installments, the last of which was paid on August 20, 2009, more than 90 days after the expected closing of our acquisition of Sano-Nevada pursuant to the Acquisition Agreement described below, thereby incurring an additional $7,150 in late fees, which Sano-Nevada also paid to Belmont.

Pursuant to an April 2, 2009, Acquisition Agreement and Plan of Share Exchange (the “Acquisition Agreement”) among us, Sano-Nevada, Houlihan, Craig Sizer (“Sizer”) and Maria Perez (Ms. Perez married Craig Sizer in 2010, and, accordingly,  hereafter she is referred to as “Mrs. Sizer”) (Houlihan, Sizer and Mrs. Sizer, collectively, the “Sano-Nevada Owners”), (a) on April 6, 2009, we reincorporated in Delaware under the name “Sanomedics International Holdings, Inc.” and increased our authorized capitalization from 10,000,000 shares of common stock to (i) 250,000,000 shares of common stock and (ii) 1,000 shares of Series A preferred stock the only rights and preferences of which related to voting rights, i.e., the Series A preferred stock, which is not convertible, (x) votes together with our common stock as one class, and (y) has that number of votes, collectively, which shall equal 51% of the total number of votes (common stock and preferred stock combined) that may be cast at the time of such vote on any and all matters presented to our stockholders for their action or consideration, including the election of directors, (b) on April 17, 2009, we effected a 1 for 25 reverse split of our common stock in which each 25 shares of common stock were combined into one share of common stock (the ”Reverse Split”), resulting in the number of our outstanding common stock being reduced to 198,769 such shares (including the 102,200 shares Belmont sold to Sano-Nevada on April 17, 2009), and (c) on July 1, 2009, in reliance on the exemption provided in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public offerings, we issued (1) to the Sano-Nevada Owners, an aggregate of 9,542,000 shares of our common stock and 1,000 shares of our Series A preferred stock at the rate of 9,542 shares of common stock and one share of preferred stock for each outstanding share of Sano-Nevada common stock, as follows:  Houlihan: 2,385,500 common shares and 250 preferred shares; Sizer: 2,385,500 common shares and 250 preferred shares; and Mrs. Sizer: 4,771,000 common shares and 500 preferred shares and (2) to Belmont, pursuant to the March 19, 2009, Stock Purchase Agreement described above, 250,000 shares of our common stock (representing the Belmont Shares).  For accounting purposes this transaction was treated as a reverse acquisition, with Sano-Nevada as the acquirer; and therefore our historical financial statements prior to the closing date are those of Sano-Nevada.  After the closing, we relocated our executive offices from Nevada to our current offices in Miami, Florida; and Messrs. Houlihan and Sizer comprised a majority of our Board of Directors and became our senior Management (positions they still hold), and together with Mrs. Sizer, they beneficially owned a substantial majority of our outstanding common stock, had majority voting rights via their ownership of our preferred stock and acquired control of the Company.  See Item 4, Security Ownership of Certain Beneficial Owners and Management, Item 5, Directors and Executive Officers, and Item 13, Financial Statements and Supplementary Data - Notes 3 and 7 to the financial statements.

Safe Harbor for Forward-Looking Statements

Certain statements that we may make from time to time, including without limitation statements contained in this registration statement, constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” and similar words and include, among other things, statements in Item 1, Business - Plan of Operation, and in Item 2, Financial Information, regarding our intentions and expectations regarding our business strategy, in particular those discussing our research and development, product development, the ability of our sole source Chinese supplier to meet our requirements, sales and marketing, intellectual property, acquisition strategy, government regulation, our need to generate greater revenues from the sale of our products, and our need to obtain substantial additional capital.  Forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at this time and are not intended to be guarantees of future events or performance.  If our underlying assumptions turn out be incorrect, or if certain risks or uncertainties materialize, including without limitation, the risk factors described in Item 1A - Risk Factors, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements.  As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements.

Except as required by law, we do not intend to update any forward-looking statements even if new information becomes available or other events occur in the future.

Plan of Operation

For the next 12 months we intend to focus our efforts on implementing the following business strategy:

Raise Substantial Additional Capital.

We currently have a severe cash shortage, and our operating revenues are extremely limited and insufficient to fund our operations.  Consequently, Note 2, Summary of Significant Accounting Policies – Going Concern, to our unaudited June 30, 2010 financial statements, as set forth in Item 13, Financial Statements and Supplementary Data, contains an explanatory paragraph to the effect that our ability to continue as a going concern is dependent on our ability to increase our revenue, eliminate our recurring net losses, eliminate our working capital deficit, and realize additional capital; and we can give no assurance that our plans and efforts to do so will be successful (See Item 13, Financial Statements and Supplementary Data).  To date our liquidity has been provided by advances from an affiliate of Craig Sizer, our Chief Executive Officer (“CEO”) and our controlling shareholder, and still we require substantial additional funds to finance our business activities on an ongoing basis.  Accordingly, we intend to seek additional financing following the filing of this registration statement.  However, we do not have any commitments or arrangements to obtain any equity or debt financing, and there can be no assurance that the additional financing we require would be available on reasonable terms, if at all; and if available, any such financing likely would result in a material and substantial dilution of the equity interests of our current shareholders.  The unavailability of additional financing could require us to delay, scale back or terminate our business activities, which would have a material adverse effect on our viability and prospects.  See Item 1A, Risk Factors – Continuation as Going Concern; We Need Substantial Additional Capital, and Item 7, Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons - Borrowings.

Improve Existing Operations.

Our operating results have been unsatisfactory, and we have experienced recurring losses.  We had a working capital deficit of $1.5 million at June 30, 2010.  We had an operating and net loss of approximately $1.2 million (unaudited) and $1.4 million, respectively, for the six months ended June 30, 2010, and the year ended December 31, 2009.  At October 14, 2010 our cash on hand, virtually all of which was obtained from loans provided by an affiliate of our CEO and controlling shareholder, was only approximately $20,000.

We intend to try to improve cash flow from operations.  We hope to increase our revenue by increasing the awareness and commercial acceptance of and demand for our products, by increasing our marketing and advertising activity.

Effect Strategic Acquisitions.

We intend to expand by acquiring select small privately-held companies.  We use the following principal criteria to evaluate acquisition opportunities:

•	New and complementary products. We seek businesses, either established or still in the development stage, whose products or proposed products we believe we could market.

•
Established business with a proven operating track record. We seek established businesses with established product lines and/or the potential for positive operating cash flow. We consider the experience and skill of management, the existence of an internal sales force and/or a proven distribution network, and the extent of market penetration.

The criteria identified above are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objectives. Accordingly, we may enter into a business combination that does not meet any or all of these criteria if we believe that it has the potential to create significant stockholder value.

We intend to effect our acquisitions by structuring the transaction to require us to pay the purchase price principally, if not exclusively, by issuing shares of our common stock to the owners of the target company.  If cash is required, we intend to use cash on hand and, if our cash resources are insufficient, either to draw down on our existing credit facilities, if any, or to seek to obtain new borrowings from Mr. Sizer’s affiliates or to raise cash in private offerings of debt or equity securities.

Increase Research and Development

We intend to increase investment in research and development, which is critical to driving our future growth.  We are directing our development efforts toward innovation in design to allow us to introduce an updated, improved second generation of non-contact thermometer products for consumer use.  However, more important to our growth strategy, are the professional and institutional human and pet health care markets, and we believe that new product development activities in these areas are essential to our ability to grow.  Accordingly, our focus in the near term will be on improving the engineering and accuracy of our products so they can better compete in these markets.

Financial Information about Segments

We operate a single line of business and do not operate in segments.

Narrative Description of Business

General

We design, develop, market and distribute non-contact thermometers.  We market separate products to consumers to use to take the temperature of their children and their pet dogs, and, in a much more limited way, to medical and veterinary professionals and institutions. Unlike the typical thermometers with glass and mercury in combination, our non-contact thermometers are very easy to use and they can save a lot of time:  They provide accurate and virtually instant temperature readings.  Besides being hygienic, they also come with a backlit display, which is easy to read. Our thermometers are manufactured in China by one manufacturer following receipt of our purchase orders, and our manufacturer has production capability of up to 8,000 units per day if needed.

We market these products in the United States through commissioned independent sales representatives, a reseller and a distributor, and we also sell directly on the Internet on Amazon.com and in the online catalogs of Frontgate.com and Hammacher.com. We also have begun, through a distributor and a sales representative, limited marketing to medical professionals and institutions and mass market pharmacies, respectively. For fiscal 2009 and the six months ended June 30, 2010, our thermometer for pet dogs accounted for 50% and 84%, respectively, of all thermometers we sold and 41% and 86%, respectively, of our gross revenues.

Products

We currently market the following products:

Touchfree Thermometer.  Taking a baby’s or a young child’s temperature has historically been a dreaded task.   In the past, the procedure has been invasive, regardless of the area of the body used to obtain the reading.  Afraid or uncomfortable with a strange object being held inside or pushed firmly against their bodies, children often squirm and move, making an accurate reading very difficult to obtain.  Our Touchfree Thermometer provides a non-invasive, non-contact  way to take a child’s temperature, even while the child is sleeping, without probes, strips or body invasion.  It is very easy to use:  The unit’s sensor is simply is aimed at the child’s forehead, two inches from the skin, and a button is pressed; and in one second the child’s temperature reading is displayed on the large backlit color LED display.  Our Touchfree models SBT01 and SHT01 are marketed to consumers at a suggested retail price of $89, and we also market our professional model ST-X10 at a suggested retail price of $250.

ThermoPet Talking Thermometer.  Like humans, dogs can also suffer from fever.  In fact, a fever is often considered the first indicator for most diseases affecting dogs.  If the fever is undetected, and left untreated, it can lead to serious health consequences to the animal.  The only conventional way to assess fever in a dog has been by using a rectal thermometer, but this invasive procedure usually requires two people:  one to restrain the pet, and the other to insert and hold the thermometer in place long enough to obtain an accurate reading.  To avoid these difficulties, some people have tried to use human ear thermometers on their dogs, but they will produce unreliable readings due to the way they are calibrated and the different shapes of the ear canal of a dog, and they also are invasive, difficult to use and very expensive.  This has all changed with our ThermoPet Non-Contact Talking Thermometer, designed for use on dogs.  It provides the most convenient way to take a dog’s temperature because it eliminates the need for invasive probes, and it talks, i.e., it gives a verbal report of the animal’s temperature reading in three languages:  English, Spanish and French.  It is very easy to use:  The unit’s sensor is simply aimed at the dog’s stomach, three inches from the skin, and the button is pressed; and in one second the temperature reading is displayed on the large backlit LED display.  It is hygienic because the unit never touches the animal, so it does not transmit germs and it can be used safely in multi-pet households.  In addition, it stores up to 32 previous temperature readings for monitoring and displays a crimson flash warning of an elevated temperature reading above the level preset by the pets owner.  The SPT01 has a suggested retail price of $89.50.

Design and Manufacture

We design our own products in the United States.  We do not purchase any of the raw materials or components used in the manufacture of our products.  Most components are readily fabricated from commonly available raw materials or are off-the shelf items available from multiple supply sources, although certain items are custom-made to meet our specifications.  We believe that alternative sources of supply are available or could be developed within a reasonable period of time.  A reduction or interruption in supply, an inability to develop and validate alternative sources if required, or a significant increase in the price of raw materials, or components, could adversely affect our operations and financial condition, particularly materials or components related to our thermometers.

On January 16, 2010 we entered into a Manufacturing Agreement with a company formed in 2008 and located in Guangzhou, China, to manufacture our non-contact infra-red thermometers for a period of three years, renewable automatically for successive one year periods unless either party terminates on at least three months prior written notice.  All our products are manufactured for us by this Chinese manufacturer, who has agreed not to supply non-contact infrared thermometers to any third party. We currently are dependent on this sole source supplier for our supply of thermometers; although we have the right to engage other manufacturers but have not done so.  At present, we believe that our supply of thermometers on hand is sufficient to meet customer demand.  However, any production or capacity issues that affect this third party’s manufacturing capabilities may impact adversely our ability to increase our level of supply in a timely manner; therefore, our supply of thermometers may not align with customer demand, which could have an adverse effect our operating results.

The manufacturer sources and provides all materials, equipment and components required to manufacture our products in compliance with our specifications and guidelines.  We place purchase orders with the manufacturer, which we may modify up to 90 days prior to delivery; we also may at any time cancel a purchase order, and our sole liability is to pay for the work in progress at the time of cancellation if such work is delivered to us.  We also have the right to inspect the manufactured goods after delivery and to reject those which are non-conforming and return them at the manufacturer’s expense.  We have the risk of loss on the manufactured goods once they clear customs in China.  The Agreement is governed by the laws of the People’s Republic of China, and disputes are to be resolved first by negotiation or mediation, and if that fails then the dispute shall be submitted for arbitration to the China International Economic and Trade Arbitration Commission in Shanghai, which shall be final and binding on the parties.

Even if our sole-source manufacturer was to go out of business, we believe we would be able to obtain within a reasonable time a new offshore manufacturer who could source our products’ components and provide us with saleable merchandise in such a manner as to have a minimal adverse impact on us.

Sales, Marketing and Advertising

We do not have a sales force to market our products.  We sell our products at retail directly on the Internet on Amazon.com (human and pet models) and Frontgate.com (pet model only), and through local distributors and commissioned independent sales representatives and resellers who have non-exclusive territorial agreements for specific products or our entire product line.  We may be required to indemnify some or all of these parties against third party claims of personal injury and against recalls, among other things, and to procure and maintain product liability insurance of specified limits per occurrence and in the aggregate, naming them as an additional insured.  They typically agree not to sell competitive products during the term of the agreement.

Regulatory Environment

Although to date almost 70% of our sales have been to consumers of thermometers for use on pet dogs, the thermometers that we market for human use are subject to regulation by numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable international regulatory agencies.  These agencies require manufacturers of medical devices, such as our Chinese manufacturer, to comply with applicable laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of medical devices.  Devices are generally subject to varying levels of regulatory control, the most comprehensive of which requires that a clinical evaluation be conducted before a device receives approval for commercial distribution.  Our products are subject to the lowest level of regulation and only require pre-marketing approval, as described below.

In the U.S., permission to distribute a new device generally can be met in one of three ways.  The process relevant to our products requires that a pre-market notification (“510(k) Submission”) be made to the FDA to demonstrate that the device is as safe and effective as, or substantially equivalent to, a legally marketed device that is not subject to pre-market approval (PMA), i.e., the “predicate” device. An appropriate predicate device for a pre-market notification is one that (i) was legally marketed prior to May 28, 1976, (ii) was approved under a PMA but then subsequently reclassified from class III to class II or I, or (iii) has been found to be substantially equivalent and cleared for commercial distribution under a 510(k) Submission.  Applicants must submit descriptive data and, when necessary, performance data to establish that the device is substantially equivalent to a predicate device.  (In some instances not relevant to our products, data from human clinical trials must also be submitted in support of a 510(k) Submission.  The FDA must issue an order finding substantial equivalence before commercial distribution can occur.  Changes to existing devices covered by a 510(k) Submission that do not raise new questions of safety or effectiveness can generally be made without additional 510(k) Submissions.  More significant changes, such as new designs or materials, may require a separate 510(k) with data to support that the modified device remains substantially equivalent.  The FDA has recently begun to review its clearance process in an effort to make it more rigorous, which may require additional clinical data, time and effort for product clearance.

On May 12, 2008, and June 16, 2010, the FDA issued to our Chinese manufacturer and another Chinese company notices that their models of non-contact infrared thermometers for human use were substantially equivalent to a legally marketed predicate device marketed prior to May 28, 1976, and therefore approved these models for marketing in the United States.  On August 21, 2009 and June 15, 2010, we received an assignment of all right, title and interest in and to these 510(k) premarket approvals from the original recipients thereof, and we duly notified the FDA.

The FDA can ban certain medical devices, detain or seize adulterated or misbranded medical devices, order repair, replacement or refund of these devices, and require notification of health professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health.  The FDA may also enjoin and restrain certain violations of the Food, Drug and Cosmetic Act and the Safe Medical Devices Act pertaining to medical devices, or initiate action for criminal prosecution of such violations.  Some countries do not have medical device regulations, but in most foreign countries, medical devices are regulated.  Frequently, regulatory approval may first be obtained in a foreign country prior to application in the U.S. to take advantage of differing regulatory requirements.  Most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years.  The recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling our products in those countries.

Patents and Proprietary Rights

We rely on a combination of trade secrets and non-disclosure agreements and patents (if issued to or licensed by us), to protect our intellectual property.  The patent positions of companies, which like us, design and market medical devices are uncertain and may involve complex legal and factual questions which can be difficult to resolve.

As a matter of general policy, we file patent applications only in the U.S. As of August 31, 2010, we had received three design patents relating to our thermometers, all issued in 2010, and in June 2010 we filed one patent application filed in 2010 relating to various aspects of our non-contact thermometer technology.  To date, we have not obtained any licenses, whether exclusive or non-exclusive, to any third-party technologies covered by patents or patent applications.

The patent application and issuance process may take several years and involves considerable expense, and there is no assurance that any patent sought by us (or by any business from which we might in the future decide to license the right to manufacture and sell a medical device) will result within a reasonable time, if at all, in the issuance of a patent covering any of the claims made in the application.  The coverage claimed in a patent application can be significantly reduced before a patent is issued.  Consequently, neither the applicant nor the licensee knows whether any claim contained in a patent application will be allowed and result in the issuance of a patent or, if any patent is issued, whether it will provide meaningful proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States are maintained in secrecy, until foreign counterparts, if any, are published, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be absolutely certain that the applicant or licensor was the first inventor of the subject matter covered by the patent application or was the first to file a patent application therefor, or that it would obtain the freedom to practice the claimed inventions.  Moreover, priority in filing a patent application for an invention can be overcome by a different party who first practiced the invention.  Accordingly, we might have to participate in extensive proceedings in U.S. and/or foreign patent offices or courts, including interference proceedings declared by the U.S. Patent and Trademark Office (the "Patent Office"), to determine priority and/or patent validity.  Any such proceeding would be costly and consuming of Management's time.  Therefore, there can be no assurance that any patent issued to us would be held valid or sufficiently broad to protect our technology or to provide us with any competitive advantage, or that our products would not be found to infringe patents owned by others.  The same applies to any patent rights which we might obtain by license, and to date we have entered into no such license agreements.  In the event of a determination that we are infringing a third party's patent, we likely would be required to pay royalties, which could be substantial, to such third party.  It is even possible that the third party could refuse to grant us a license in order to keep our product off the market.

We rely on non-disclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology.  There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets and proprietary knowledge.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry.  We intend to defend ourselves against any claims and legal actions which might be brought against us which allege our infringement of the patent rights of others.  However, any adverse determination in any patent litigation could subject us to significant liabilities to third parties, require us seek licenses from third parties and, if licenses are not available, prevent us from selling the related product, which could have a material adverse effect on our business.  Additionally, we may find it necessary to initiate litigation to enforce our patent rights, if any, to protect our trade secrets or know-how and to determine the scope and validity of the proprietary rights of others.  Patent litigation can be costly and time-consuming and there can be no assurance that our litigation expenses will not be significant in the future or that the outcome of litigation will be favorable to us.  Accordingly, we may seek to settle some or all of any litigation to which we might become a party, particularly to manage risk over time.  Settlement may include cross-licensing of the patents that are the subject of the litigation as well as our other intellectual property and may involve monetary payments to or from third parties.

From time to time, third parties may claim, or we may identify, intellectual property rights not owned or licensed by us which we might be infringing.  To the extent that such properties are in the public domain, in the first instance we would seek the opinion of patent counsel to avoid claims of willful infringement.  In addition, whether or not such properties are in the public domain, after consultation with patent counsel and based on the our evaluation of applicable considerations, including without limitation the potential duration, expense and outcome of an infringement proceeding, the validity or enforceability of such potential claims and other business considerations, we might seek to license such intellectual properties in consideration of our agreement to pay royalties.  Although we believe that we should be able to obtain a license to any such patent on commercially reasonable terms, there can be no assurance that we would be able to obtain from third parties any such patent licenses on commercially reasonable terms, if at all.

It is our policy to require our employees and consultants, and parties to collaborative agreements, to execute confidentiality agreements upon the commencement of employment or consulting relationships or the exchange of information prior to a collaboration with us.  These agreements provide that all confidential information developed or made known during the course of relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances.  In the case of employees, the agreements provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed by the individual during employment, shall be our exclusive property to the extent permitted by applicable law.  Although we rely on these non-disclosure agreements, there can be no assurance that these agreements will provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.  To the extent that key employees, consultants or third parties apply technological information independently developed by them or by others to any of our proposed projects, disputes may arise as to the proprietary rights to such information, and such disputes may not be resolved in our favor.

We also rely upon trade secret protection for our confidential and proprietary information.  There can be no assurance that others will not independently develop substantially equivalent proprietary technology and techniques or otherwise gain access to our trade secrets or disclose such technology or that we can meaningfully protect our trade secrets.

We have three registered U.S. trademarks and have four trademark applications pending.

Risk Management

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability claims.  In the normal course of business, product liability claims may be asserted against us in the future related to events unknown at the present time.  We have obtained and maintain insurance with respect to product liability claims in amounts we believe are appropriate.  However, product liability claims, product recalls, litigation in the future, regardless of outcome, could have a material adverse effect on our business.  We believe that our risk management practices are reasonably adequate to protect against reasonable product liability losses.  However, unanticipated catastrophic losses could have a material adverse impact on our financial position, results of operations and liquidity.

Competition

The non-contact infrared segment of the thermometer industry is intensely competitive.  Two companies dominate the business:  Microlife USA, a unit of Microlife Corp. of Taiwan, is one of the world leaders in the development and manufacture of medical diagnostic equipment for home monitoring and institutional use, and digital thermometers is one of its core businesses; and Welch Allyn, Inc., a leading privately-owned manufacturer of medical diagnostic devices and healthcare products used by physicians, hospitals and other “frontline” places where patients seek treatment, which produces 90% of the medical diagnostic equipment sold in the United States.  We also compete with American Scientific Resources, Inc. (OTC:ASFX) which, according to Amendment No. 5, filed on October 14, 2010, to its S-1 Registration Statement, had net sales of $315,000 and a $(1,246,000) net loss for the six months ended June 30, 2010 (unaudited) and shipped the first units of its current model in September 2010.  These companies have national distribution and a longer operating history then we do; and Microlife USA and Welch Allyn have greater brand name recognition, and significantly greater technical, sales, marketing and distribution, financial, and research and development resources.  While our competitive position is weak, we believe we are progressing to be a significant competitor in both the home and pet non-contact thermometer markets principally as a result of our design capabilities and price.

Seasonality; Concentration

Our non-contact thermometer business commenced in July 2009, when we acquired Sano-Nevada.  (Sano-Nevada was formed in January 2009 and sold its first products in September 2009).  To date, our sales have been extremely limited:  Our revenues for fiscal 2009 were approximately $31,000; and for the six months ended June 30, 2010, they were approximately $58,000 (unaudited).  We have not yet experienced any seasonal fluctuations, but our sales volume is too low to provide a basis to determine whether or not seasonal fluctuations are to be expected.

For the six months ended June 30, 2010, two customers accounted for 50% of our total sales, and each accounted for 10% or more of our sales:  Hammachler.com accounted for 27.6% thereof and Mr. William R. Andrews for 22.4% thereof.  For the year ended December 31, 2009, three customers accounted for 59.9% of our total sales, and they each accounted for 10% or more of our sales:  the first for 30.9%; the second for 17.4% and the last for 11.6%; and none of these 2009 customers accounted for 10% or more of our sales for the six months ended June 30, 2010.

Backlog

We do not have any backlog.

Environmental Matters

We are subject to environmental regulation by federal, state and local authorities in the United States. Although we believe we are in substantial compliance with all applicable environmental laws, rules and regulations (“laws”), the field of environmental regulation can change rapidly with the enactment or enhancement of laws and stepped up enforcement of these laws, either of which could require us to change or discontinue our control panel manufacturing activities.  At present, we are not involved in any material environmental matters and are not aware of any material environmental matters threatened against us.

Research and Development

We expended for research and development $446,652 during the year ended December 31, 2009, and $66,823 (unaudited) during the six months ended June 30, 2010.  Our research and development is focused on, and it seeks to, improve the accuracy of our thermometer products so that we can complete development of and introduce our next-generation line of human and animal thermometers to health care professionals and institutions. We expect to launch these models by the end of the first quarter of 2011, although there can be no assurance that product development will be completed successfully by that date, if at all, or if completed successfully, that these products will gain market acceptance.  If we are unable to develop, launch these products as anticipated, and have them accepted commercially, our ability to expand our market position in non-contact thermometers for humans and dogs may be materially adversely impacted.

Employees

As of October 14, 2010, we employed three persons on a full-time basis.  None of our employees are represented by a labor union, and we consider our employee relations to be good.  We will need to hire additional scientific and support personnel as we expand our operations.

Item 1A:  Risk Factors

In addition to the other information contained in this registration statement, the following risk factors should be considered carefully in evaluating our business.  Our business, financial condition and results of operations could be materially adversely affected by any of these risks.  This section contains forward-looking statements.  You should refer to the explanation of the qualifications and limitations on forward-looking statements set forth above in Item 1 of this registration statement.  Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, financial condition or results of operations.

Risks Relating To Our Business

Limited Operating History

We have had a very limited history of operations.  Since inception we have relied on loans to fund our operations, and we have incurred significant operating losses.  Negative cash flow from operations is expected in the foreseeable future due to limited revenues.  There can be no assurance that we will ever achieve any significant revenues or profitable operations.

Continuation as a Going Concern

Our auditors' report on our unaudited June 30, 2010 financial statements, and footnote 4 to such financial statements, reflect the fact that with our inability to obtain additional financing, it would be unlikely for us to continue as a going concern. Our operating revenues are insufficient to fund our operations and our assets already are pledged to secure our indebtedness to management and its affiliates for deferred salary and cash advances, respectively. The unavailability of additional financing could require us to delay, scale back or terminate our acquisition efforts as well as our own business activities, which would have a material adverse effect on the company and its viability and prospects.  As noted above, we plan to increase our revenue by increasing our visibility and the awareness of our company, and our products and services, by engaging in more aggressive sales, marketing and advertising activity.  We intend to develop and implement strategies to market our products to new customers.  However, we can give no assurance that these plans and efforts will be successful.

We Need Substantial Additional Capital

We have experienced recurring net losses, including net losses of $(1,245,073) for the six months ended June 30, 2010 and $(1,373,152) for the year ended December 31, 2009, and we had a working capital deficit of $(1,419,426) (unaudited) at June 30, 2010.  Currently we have a severe cash shortage, with only approximately $20,000 of cash on hand at October 14, 2010.  Our operating revenues are insufficient to fund our operations.  Therefore, we require substantial additional funds to finance our business activities on an ongoing basis and to implement our acquisition strategy portraying our company as one able to provide a target company not only with cost savings resulting from centralized estimating, accounting and other corporate functions but also with additional working capital to finance and grow its business.  Accordingly, we intend to seek additional financing following the filing of this registration statement.  However, our assets already are pledged to secure our indebtedness to management and its affiliates for deferred salary and cash advances, respectively. We are seeking additional equity financing, and any such funding likely would result in a material and substantial dilution of the equity interests of our current shareholders.  We do not have any commitments or arrangements to obtain any such equity capital, and there can be no assurance that the additional financing we require would be available on reasonable terms, if at all.  The unavailability of additional financing could require us to delay, scale back or terminate our acquisition efforts as well as our own business activities, which would have a material adverse effect on the company and its viability and prospects.  See also Item 13, Financial Statements and Supplementary.

Dependence on Third-Party, Sole Source Chinese Manufacturer

We currently buy our products from one third-party, sole source supplier who produces our products in its plant in China.  Although we have the right to engage other manufacturers, we have not done so.  Accordingly, our reliance on this supplier involves certain risks, including:

•
The cost of our products might increase, for reasons such as inflation and increases in the price of the precious metals, if any, or other internal parts used to make them, which could cause our cost of goods to increase and reduce our gross margin and profitability if any; and

•	Poor quality could adversely affect the reliability and reputation of our products.

Any of these uncertainties also could adversely affect our business reputation and otherwise impair our profitability and ability to compete.

Risks of Expansion by Acquisition

Our business and growth strategies depend in large part on our ability to identify and acquire suitable companies.  Delays or failures in acquiring new companies would materially and adversely affect our planned growth.

Strategic acquisitions, investments and alliances are intended to expand our ability to offer effective, high quality medical devices.  If we are unsuccessful in our acquisitions, investments and alliances, we may be unable to grow our business significantly or may record asset impairment charges in the future.  The success of any acquisition, investment or alliance that we may undertake in the future will depend on a number of factors, including:

•	our ability to identify suitable opportunities for acquisition, investment or alliance, if at all;
•	our ability to finance any future acquisition, investment or alliance on terms acceptable to us, if at all;
•	whether we are able to establish an acquisition, investment or alliance on terms that are satisfactory to us, if at all;
•	the strength of the other company’s underlying technology and ability to execute;
•	intellectual property and pending litigation related to these technologies;
•	regulatory approvals and reimbursement levels, if any, of the acquired products, if any; and
•	our ability to successfully integrate the acquired company or business with our existing business, including the ability to adequately fund acquired in-process research and development projects.

Any potential future acquisitions we consummate may be dilutive to our earnings, if any.

Our acquisition strategy may not have the desired result, and notwithstanding effecting numerous acquisitions we still may be unable to achieve profitability or, if profitability should be achieved, to sustain it.

Competition

The non-contact infrared segment of the thermometer industry is intensely competitive.  Two companies dominate the business:  Microlife USA and Welch Allyn, Inc., and we also compete with the much smaller American Scientific Resources, Inc. (OTC:ASFX), which had net sales of $315,000 and a $(1,246,000) net loss for the six months ended June 30, 2010 (unaudited).  Each competitor has national distribution and a longer operating history than we do; and Microlife and Welch Allyn have greater brand name recognition and significantly greater financial, technical and sales, marketing, distribution and research and development resources.  We may be unable to compete successfully or remain viable.

Research and Development; Commercial Acceptance of New Products

Our business is characterized by extensive research and development, and rapid technological change.  Developments by other companies of new or improved products or technologies, especially of thermometers for use by consumers on pet dogs (which has accounted for approximately 70% of our revenue) may make our products or proposed products obsolete or less competitive and may negatively impact our net sale.  We should, subject to having adequate financial resources (which we currently do not possess), devote continued efforts and financial resources to develop or acquire scientifically advanced technologies, apply our technologies cost-effectively across our product lines and markets and, attract and retain skilled electrical engineering and other development personnel.  If we fail to develop new products or enhance existing products, it would have a material adverse effect on our business, financial condition and results of operations.

In order to develop new products and improve current product offerings, we are focusing our research and development programs largely on the development of next-generation models intended for the professional human and animal health care markets, with greater accuracy than our current models.  We expect to launch these models by the end of the first quarter of 2011, although there can be no assurance that product development will be completed successfully by that date, if at all, or if completed successfully, that these products will gain market acceptance.  If we are unable to develop, launch these products as anticipated, and have them accepted commercially, our ability to expand our market position in non-contact thermometers for humans and dogs may be materially adversely impacted.  Further, we are investigating opportunities to further expand our presence in, and diversify into, medical treatment technologies and other medical devices.  Expanding our focus beyond our current business would be expensive and time-consuming.  There can be no assurance that we will be able to do so on terms favorable to us, or that these opportunities will achieve commercial feasibility, obtain regulatory approval or gain market acceptance.  A delay in the development or approval of these technologies or our decision to reduce our investments my adversely impact the contribution of these technologies to our future growth.

Dependence on Qualified Professionals

Our business depends on our ability to hire and retain electrical engineers and others with highly specialized skills and experience. Many electrical engineers and technicians obtain post-graduate or professional degrees, and the increased educational time required at the post-graduate level further restricts the pool of engineers and technicians available for employment.  Our success also depends in large part upon our ability to attract and retain qualified management, marketing and sales personnel. There can be no assurance that we will be successful in hiring or retaining such qualified personnel. If we are not able to hire and retain qualified people to fill these positions, our competitive position would be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations.

Management of Growth

Our strategy anticipates significant growth in the diversity of our operations and in our business, which would place demands on our management and our limited financial and other resources.  To manage any such growth, we would be required to attract and train additional qualified managerial, engineering, technical, marketing and financial personnel. If we are unable to effectively manage any such growth, our business, operating results and financial condition could be materially adversely affected.

Government Regulation of Manufacturing

Medical device manufacturers are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with its Qualify System Regulation requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures.  In addition, the Federal Medical Device Reporting regulations require a manufacturer to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury.  Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through period inspections by the FDA.  Our sole source Chinese manufacturer is International Standards Organization (“ISO”) certified, but if it were to fail to adhere to quality system regulations or ISO requirements, this could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances, recalls, enforcement actions, including injunctive relief or consent decrees, or other consequences, which could, in turn, have a material adverse effect on our financial condition and results of operations.

Government Regulation of Medical Devices

Our products and development activities are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act (FDC Act), and, if we should sell our products abroad, by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies.  Under the FDC Act, medical devices must receive FDA clearance or approval before they can be commercially marketed in the U.S.  The FDA is reviewing its clearance process in an effort to make it more rigorous, which may require additional clinical data, if any, time and effort for product clearance.  In addition, most major markets for medical devices outside the U.S. require clearance, approval or compliance with certain standards before a product can be commercially marketed.  The process of obtaining marketing approval or clearance from the FDA for new products, or with respect to enhancements or modifications to existing products, could:

•	Take a significant period of time;
•	Require the expenditure of substantial resources;
•	Involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance;
•	Require changes to products; and
•	Result in limitations on the indicated uses of products.

Countries around the world have adopted more stringent regulatory requirements that have added or are expected to add to the delays and uncertainties associated with new product releases, as well as the clinical, if any, and regulatory costs of supporting those releases.  Even after products have received marketing approval or clearance, product approvals and clearances by the FDA can be withdrawn due to failure to comply with regulatory standards or the occurrence unforeseen problems following initial approval.  There can be no assurance that we will receive the required clearances for new products or modifications to existing products on a timely basis or that any approval will not be subsequently withdrawn or conditioned upon extensive post-market study requirements.

In addition, regulations regarding the development, manufacture and sale of medical devices are subject to future change.  We cannot predict what impact, if any, those changes might have on our business.  Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.  Later discovery of previously unknown problems with a product could result in fines, delays or suspensions of regulatory clearances, seizures or recalls of products, physician advisories or other field actions, operating restrictions and/or criminal prosecution.  We also may initiate field actions as a result of our manufacturer’s failure to strictly comply with our internal quality policies.  The failure to receive product approval clearance on a timely basis, suspensions of regulatory clearances, seizures or recalls of products, physician advisories or other field actions, or the withdrawal of product approval by the FDA, could have a material adverse effect on our business, financial condition and results of operations.

Current Economic Conditions

The global financial crisis has caused extreme disruption in the financial markets, including severely diminished liquidity and credit availability.  There can be no assurance that there will not be further deterioration in the global economy, and these conditions may adversely affect our ability to raise capital or borrow money.  Our customers may experience financial difficulties, which may adversely impact their ability or decision to purchase our product or to pay for those of our products they do purchase on a timely basis, if at all. The strength and timing of any economic recovery remains uncertain, and we cannot predict to what extent the global economic slowdown may negatively impact our average selling prices, our net sales and our profit margins.  In addition, the current economic conditions may adversely effect our Chinese manufacturer, leading it to experience financial difficulties or to be unable to borrow money to fund its operations, which could cause disruptions in our ability to market our products.

Protection of Intellectual Property

The medical device market in which we primarily participate is largely technology driven.  Consumers historical move quickly to new products and new technologies.  As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation.  However, intellectual property litigation is inherently complex and unpredictable.  Furthermore, appellate courts can overturn lower court patent decisions.

In addition, competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties.  In some cases, several competitors may be parties in the same proceeding, or in a series of related proceedings, or litigate multiple features of a single class of devices.  These forces frequently drive settlement not only of individual cases, but also of a series of pending and potentially related and unrelated cases.  In addition, although monetary and injunctive relief is typically sought, remedies and restitution are generally not determined until the conclusion of the trial court proceeding and can be modified on appeal.  Accordingly, the outcomes of individual cases are difficult to time, predict or quantify and are often dependent upon the outcomes of other cases in other geographies.

Patents and other proprietary rights are and will continue to be essential to our business, and our ability to compete effectively with other companies will be dependent upon the proprietary nature of our technologies.  We rely upon trade secrets, know-how, continuing technological innovations to develop, maintain and strengthen our competitive position.  We pursue a policy of generally seeking patent protection in the U.S. for patentable design or subject matter in our devices and attempt to review third-party patents and patent applications to the extent publicly available in order to develop an effective patent strategy, avoid infringement of third-party patents, identify licensing opportunities and monitor the patent claims of others.  We own three U.S. design patents and have one U.S. patent application pending.  We are not a party to any license agreements pursuant to which patent rights have been obtained or granted in consideration for cash, cross-licensing rights or royalty payments.  No assurance can be made that any pending or future patent application will result in the issuance of patents, or that any future patents issued to, or licensed by, us will not be challenged or circumvented by our competitors.  In addition, we may have to take legal action in the future to protect our patents, if any, trade secrets or know-how or to assert them against claimed infringement by others.  Any legal action of that type could be costly and time consuming, and no assurances can be given that any lawsuit will be successful.

The invalidation of key patent or proprietary rights that we may own, or an unsuccessful outcome in lawsuits to protect our intellectual property, could have a material adverse effect on our business, financial position and results in operations.

Liability for Product Warranties and Liabilities

We typically warrant the workmanship and materials used in the products we sell. Failure of the products to operate properly or to meet specifications may increase our costs by requiring replacement or monetary reimbursement to the end user. To the extent we are unable to make a corresponding warranty claim against the manufacturer of the defective product, we would bear the loss associated with such warranties.  In the ordinary course of our business, we may be subject to product liability claims alleging that products we sold failed or had adverse effects. We maintain liability insurance at a level which we believe to be adequate. A successful claim in excess of the policy limits of the liability insurance could materially adversely affect our business. There can be no assurance, however, that recourse against a manufacturer would be successful, or that our manufacturer maintains adequate insurance or otherwise would be able to pay such liability.

Dependence on Management

Our success is dependent upon the active participation of our Management, Messrs. Craig Sizer and Keith Houlihan, and we have entered into employment agreements with them which expire on December 31, 2012.  However, we do not maintain any "key man" insurance on either of their lives.  In the event we should lose the services of either of these people, our business would suffer materially.  There can be no assurance that we would be able to employ qualified person(s) on acceptable terms to replace them.

Control by Management; Anti-Takeover Considerations

Our company is effectively controlled by management, specifically Messrs. Craig Sizer and Keith Houlihan (“Management”), who collectively beneficially own approximately 65% (as of October 14, 2010) of our outstanding common stock and have majority voting rights by virtue of their ownership of our preferred stock.  While we intend to pursue the business strategy set forth herein, Management has broad discretion to adjust the application and allocation of our cash and other resources, whether in order to address changed circumstances and opportunities or otherwise.  As a result of such discretion, our success is substantially dependent upon their judgment.  In addition, Management is able to elect our board of directors and to cause the directors to declare or refrain from declaring dividends, to increase our authorized capital, to authorize one or more series of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights holders of our common stock, issue additional shares of capital stock and generally to direct our affairs and the use of all funds available to us.  Any such preferred stock also could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.  Any issuance of common or preferred stock could substantially dilute the percentage ownership of the company held by our current stockholders.  Such concentration of ownership may have the additional effect of delaying, deferring or preventing a change of control of the company. Also, this controlling interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

Risks Relating to our Common Stock

Limitations upon Broker-Dealers Effecting Transactions in "Penny Stocks"

Trading in our common stock is subject to material limitations as a consequence of regulations which limits the activities of broker-dealers effecting transactions in "penny stocks."

Pursuant to Rule 3a51-1 under the Exchange Act, our common stock is a "penny stock" because it (i) is not listed on any national securities exchange or The NASDAQ Stock Market™, (ii) has a market price of less than $5.00 per share, and (iii) its issuer (the Company) has net tangible assets less than $2,000,000 (if the issuer has been in business for at least three (3) years) or $5,000,000 (if the issuer has been in business for less than three (3) years).

Rule 15g-9 promulgated under the Exchange Act imposes limitations upon trading activities on "penny stocks", which makes selling our common stock more difficult compared to selling securities which are not "penny stocks."  Rule 15a-9 restricts the solicitation of sales of "penny stocks" by broker-dealers unless the broker first (i) obtains from the purchaser information concerning his financial situation, investment experience and investment objectives, (ii) reasonably determines that the purchaser has sufficient knowledge and experience in financial matters that the person is capable of evaluating the risks of investing in "penny stocks", and (iii) delivers and receives back from the purchaser a manually signed written statement acknowledging the purchaser's investment experience and financial sophistication.

Rules 15g-2 through 15g-6 promulgated under the Exchange Act require broker-dealers who engage in transactions in "penny stocks" first to provide their customers with a series of disclosures and documents, including (i) a standardized risk disclosure document identifying the risks inherent in investing in "penny stocks", (ii) all compensation received by the broker-dealer in connection with the transaction, (iii) current quotation prices and other relevant market data, and (iv) monthly account statements reflecting the fair market value of the securities.

There can be no assurance that any broker-dealer which initiates quotations for the Common Stock will continue to do so, and the loss of any such broker-dealer likely would have a material adverse effect on the market price of our common stock.

Fluctuations in Stock Price

Our common stock is quoted on the Pink Sheets.  The market price of our common stock may change significantly in response to various factors and events beyond our control, including but not limited to the following: (i) the risk factors described herein; (ii) a shortfall in gross sales or net income from that expected by securities analysts, if any, and investors; (iii) changes in prevailing sentiment among securities analysts and investors regarding our operations, business prospects and/or estimates of our financial performance; (iv) general conditions in the economy as a whole; (v) general conditions in the securities markets; (vi) our announcements of significant new product introductions, contracts, or acquisitions; or (vii) additions or departures of key personnel. Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Limited Public Trading Market

Our common stock is currently quoted for trading on the Pink Sheets. Trading in stocks quoted on the Pink Sheets is often thin and characterized by wide fluctuations in trading prices. Recently, there has been limited trading activity in our common stock on the Pink Sheets. There can be no assurance that a more active trading market will commence in our securities on the Pink Sheets. Further, in the event that an active trading market commences on the Pink Sheets, there can be no assurance as to the level of any market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

In the future, we anticipate having our common stock quoted on the Over-The-Counter Bulletin Board. Since the Over-The-Counter Bulletin Board is a dealer system we will have to seek market-makers to provide quotations for the common stock and it is possible that no market-maker will want to provide such quotations. Even if our common stock is quoted on the Over-The-Counter Bulletin Board, the Over-The-Counter Bulletin Board also provides a limited trading market similar to the Pink Sheets. The Over-The-Counter Bulletin Board and the Pink Sheets are not stock exchanges, and trading of securities on the Over-The-Counter Bulletin Board or the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system such as the NASDAQ Stock Market or a stock exchange such as the American Stock Exchange.

Companies quoted for trading on the Over-The-Counter Bulletin Board must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the Over-The-Counter Bulletin Board. If our common stock is quoted on the Over-The-Counter Bulletin Board, and we fail to remain current on our reporting requirements, we could be removed from the Over-The-Counter Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to regain our quotation privileges on the Over-The-Counter Bulletin Board, which may have an adverse material effect on our business.

Accordingly, there can be no assurance as to the liquidity of any present or future markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

Shares Eligible for Future Sale

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.  In addition, any such sale or perception could make it more difficult for us to sell equity, or equity related, securities in the future at a time and price that we deem appropriate.  If and when this registration statement becomes effective and we become subject to the reporting requirements of the Exchange Act, we might elect to adopt a stock option plan and file a registration statement under the Securities Act registering the shares of common stock reserved for issuance thereunder.  Following the effectiveness of any such registration statement, the shares of common stock issued under such plan, other than shares held by affiliates, if any, would be immediately eligible for resale in the public market without restriction.

The sale of shares of our common stock which are not registered under the Securities Act, known as “restricted” shares, typically are effected under Rule 144.  At October 14, 2010 we had outstanding 13,543,111 shares of restricted common stock.  In accordance with the recent amendments to Rule 144, since we formerly were a “shell” company no shares of our restricted common stock are eligible for sale under Rule 144 until we become subject to the reporting requirements of the Exchange Act, i.e., until this registration statement becomes effective, and then only if we thereafter have complied with our reporting requirements under the Exchange Act for the next 12 months.  No prediction can be made as to the effect, if any, that future sales of “restricted” shares of our common stock, or the availability of such shares for future sale, will have on the market price of our common stock or our ability to raise capital through an offering of our equity securities.

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.  In addition, any such sale or perception could make it more difficult for us to sell equity, or equity related, securities in the future at a time and price that we deem appropriate.  If and when this registration statement becomes effective and we become subject to the reporting requirements of the Exchange Act, we might elect to adopt a stock option plan and file a registration statement under the Securities Act registering the shares of common stock reserved for issuance thereunder.  Following the effectiveness of any such registration statement, the shares of common stock issued under such plan, other than shares held by affiliates, if any, would be immediately eligible for resale in the public market without restriction.

No Dividends

We never have paid any dividends on our common stock and we do not intend to pay any dividends in the foreseeable future.

Item 2:    Financial Information

Overview:

Financial Information

The following tables set forth for the periods indicated presented selected historical statements of operations data. The information contained in the tables below should be read in conjunction with the “Liquidity and Capital Resources,” “Financial Commitments” and “Critical Accounting Policies and Estimates” sections included in this Item 2, as well as the consolidated financial statements and notes thereto included in Item 13, of this registration statement.

Statement of Operations

	For the Six Months Ended		For the Year Ended
	June 30, 2010	June 30, 2009	December 31, 2009
Revenues	$58,156	-	$31,018
Total operating expenses	1,222,453	692,485	1,372,376
Net Loss	(1,245,073)	(692,485)	(1,377,152)
Loss per share	$(0.09)	$(0.11)	$(0.15)

Balance Sheet Data

	June 30, 2010	December 31, 2009
Cash	$25,168	$779
Total Assets	291,220	148,175
Total Liabilities	1,710,646	1,070,977
Shareholder's Deficit	$(1,419,426)	$(922,802)

Results of Operations

Three Months Ended June 30, 2010 compared to Three Months Ended June 30, 2009

Revenues:  Revenues for the three months ended June 30, 2010 were approximately $47,000 as compared to no revenue for the same period in 2009. The Company began to sell its two lines of its thermometers during in the third quarter of 2009.

Cost of Revenues: Cost of revenues, which consist of product, shipping and other costs totaled approximately $35,000 for the three months ended June 30, 2010.  This compared to no such cost during the same period in 2009 due to the reasons stated above.

Gross Profit: Gross profit was approximately $12,000 for the three months ended or approximately 25% of sales.   This compared to no profit during the same period in 2009 due to the reasons stated above.

Operating Expenses: Operating expenses consist of general and administrative expenses, depreciation, research and development, and selling expenses. For the three months ended June 30, 2010, operating expenses totaled approximately $279,000 as compared to approximately $577,000 for the same period in 2009.  The approximate $298,000 decrease (51.6%) was primarily a result of $250,000 of stock compensation expense recorded in 2009 relating to shares issued to a consultant.

Net Loss: Net losses for the three month ended June 30, 2010 were approximately $284,000 compared to approximately $577,000 for the three months ended June 30, 2009. an decrease of approximately $293,000 (50.8%) primarily as a result of a decrease in operating expenses as described above

Six Months Ended June 30, 2010 compared to Six Months Ended June 30, 2009

Revenues:  Revenues for the six months ended June 30, 2010 were approximately $58,000 as compared to no revenue for the same period in 2009. The Company began to sell its two lines of its thermometers during in the third quarter of 2009.

Cost of Revenues: Cost of revenues, which consist of product, shipping and other costs totaled approximately $52,000 for the six months ended June 30, 2010.  This compared to no such cost during the same period in 2009 due to the reasons stated above.

Gross Profit: Gross profit was approximately $6,000 for the six months ended or approximately 11% of sales.   This compared to no profit during the same period in 2009 due to the reasons stated above. The decrease as compared to the prior year resulted from increased costs relating to getting the company's products to the US from its manufacturer in China.

Operating Expenses: Operating expenses consist of general and administrative expenses, depreciation, research and development, and selling expenses. For the six months ended June 30, 2010, operating expenses totaled approximately $1.2 million as compared to approximately $692,000 for the same period in 2009.  The approximate $529,000 increase (76.4%) was primarily a result of an increase of  $485,000 of stock compensation expense for shares and warrants issued to consultants.

Net Loss: Net losses for the six month ended June 30, 2010 were approximately $1.2 million compared to approximately $692,000 for the six months ended June 30, 2009. a increase of approximately $552,000 (79.8%) primarily as a result of an increase in operating expenses as described above

Year Ended December 31, 2009

Revenues:  Revenues for the year ended December 31, 2009 were approximately $31,000. The Company began to sell its two lines of its thermometers during in the third quarter of 2009.

Cost of Revenues: Cost of revenues, which consist of product, shipping and other costs totaled approximately $24,000 for the year ended December 31, 2010.

Gross Profit: Gross profit was approximately $7,000 for the year ended or approximately 24% of sales.

Operating Expenses: Operating expenses consist of general and administrative expenses, depreciation, research and development, and selling expenses. For the year ended December 31, 2010, operating expenses totaled approximately $1.4 million.  The expense primarily consists of stock compensation expense for shares and warrants issued to consultants of approximately $620,000 and $472,000 of compensation accrued to its officers under deferred employment contracts.

Net Loss: Net losses for the year ended December 31, 2010 were approximately $1.2 million primarily as a result the operating expenses described above

Financial Condition

June 30, 2010 (unaudited) compared to December 31, 2009

Assets.  At June 30, 2010 our total assets increased by approximately $143,000 or 96.6%, to approximately $291,000. This was primarily attributable to an increase of approximately $25,000 in cash, $80,000 additional inventory, $11,000 in accounts receivable and $30,000 of additional fixed and intangible assets.

Liabilities.  At June 30, 2010, our total liabilities increased by approximately $664,000 or 62.0%, to approximately $1.7 million, attributable primarily to an increase of approximately $480,000 in borrowings from an affiliate of Craig Sizer, our Chairman and CEO and principal shareholder, and increases of approximately $143,000 in accrued salaries owed to our Management as of June 30, 2010.

Stockholders’ Deficit.  At June 30, 2010, our stockholders’ deficit increased by approximately $496,000, or 53.7%, to approximately $1.4 million, primarily due to our net loss of approximately $1.2 million offset by an increase of approximately $747,000 in paid-in capital resulting from the issuance of stock in exchange for services.

Liquidity and Capital Resources

At June 30, 2010 our cash on hand was only $25,068.

During 2009 and 2010 we obtained our liquidity principally from approximately $1.1 million principal amount of cash advances from an affiliate of Craig Sizer, our Chairman and CEO and one of our principal shareholders.  The Company has executed promissory notes totaling $992,931 as of June 30, 2010, with CLSS Holdings, LLC. Each note was (a) bears 9% annual interest (20% upon the occurrence, and during the continuance, of an event of default), is convertible into our common stock at a price equal to the lower of a 45% discount to the average closing bid price over the three trading days preceding the conversion request, or $0.25, and is not prepayable by us, and (b) subject to a security agreement under which all of our assets secure our loan repayment obligation.  The notes are due and payable on between March 7, 2011 and June 30, 2011 and thus are classified as current as of June 30, 2010.

Although we intend to increase our revenue by engaging in more aggressive sales, marketing and advertising activity designed to increase awareness of our products, we still need substantial additional capital to finance our business activities on an ongoing basis, as our revenue is insufficient to fund our operations.

We intend to seek additional financing following the effectiveness of this registration statement.  After this registration statement becomes effective we also intend to seek to have our common stock listed on the OTC Bulletin Board, which we believe would make it easier for us to raise capital from institutional investors and others. However, we do not have any commitments or arrangements to obtain any additional equity capital, and there can be no assurance that the additional financing we require would be available on reasonable terms, if at all.  The unavailability of additional financing could require us to delay, scale back or terminate our acquisition efforts as well as our own business activities, which would have a material adverse effect on our company and its viability and prospects.

Summary of Cash Flow for the six months ended June 30, 2010

Our total cash and cash equivalents increased by $30,921, or 30%, to $134,233 for the six months ended June 30, 2009, compared to $103,312 for the six months ended June 30, 2008. Our cash flows for the six months ended June 30, 2009 and 2008 were as follows:

	Six Months Ended June 30,
	2010	2009
Net cash (used) by operating activities	$(414,332)	$(216,475)
Net cash (used) by investing activities	(30,418)	(3,250)
Net cash provided by financing activities	$469,139	$222,219

Operating Activities

Our total cash used by operating activities increased by approximately $198,000 or 91.4% to approximately $414,000 for the six months ended June 30, 2010, compared to approximately $216,000 for the six months ended June 30, 2009. The increase is primarily due to the increased loss and an increase in the amount of our accounts receivable and inventory during the six months ended June 30, 2010.

Investing Activities

Our total cash used by investing activities increased by approximately $27,000, to  approximately $30,000 for the six months ended June 30, 2010, compared to approximately $3,000 for the six months ended June 30, 2009. The increase is due to the purchase of property and equipment and intangible patent assets.

Financing Activities

Our total cash provided for financing activities increased by approximately $247,000, or 111.43%, to approximately $469,000 for the six months ended June 30, 2010, compared to approximately $222,000 for the six months ended June 30, 2008. The increase is primarily due to approximately $55,000 borrowed from an affiliate of Craig Sizer, our Chairman and CEO and principal shareholder, and the proceeds of approximately $14,000 from the sale of our common stock to an affiliate of one of our distributors.

Current Commitments for Expenditures

Our current cash commitments for expenditures are mainly operational and SEC compliance in nature. We seek to use current revenue to pay vendors for materials for contracts, for payroll, and related employment expenditures (i.e. benefits).

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements and which we discussed above in this Item 2. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe our critical accounting policies are those described below.

Revenue Recognition

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company sell its products to customers and recognizes revenues from such sales when title has passed to the buyer, which is typically upon delivery.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of non-invasive medical devices.

Stock-Based Compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. l23R "Accounting for Stock Based Compensation", in accounting for its stock based compensation. This standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent private sale of stock for purposes of valuing stock based compensation. The Company believes that the market price of the Company's stock is not indicative of value as the stock is not widely held and trades infrequently.

Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by Accounting Standards Codification ("ASC") 740 formerly Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards . Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management's view it is more likely than not (50%) that such deferred tax will not be utilized.

Item 3:    Properties.

We do not own any real property.  Pursuant to a lease dated April 1, 2009, as amended March 22, 2010, with a third party, we occupy approximately 1,950 square feet of office space located in suite 2180, 80 Southwest 8th Street, Miami, Florida 33130, at an annual base $1,848, through March 30, 2012.  Our lease payment obligations are as follows:

Period	Annual Base Rent
5/1/2010 - 4/30/2011	$40,189
5/1/2011 - 4/30/2012	46,800
5/1/2012 - 4/30/2013	48,750

Item 4:    Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of October 14, 2010, with respect to any person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act who is known to us to be the beneficial owner of more than five percent of our common stock, being our only class of voting securities, under the current rules of the Securities and Exchange Commission regarding beneficial ownership:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)

Common Stock	SOGE Sanomedics LLC 1750 Clint Moore Rd Suite 109 Boca Raton, FL 33487	1,369,670	10.0%

Common Stock	Abhishek Shrivastava 325 S. Biscayne Blvd. #4020 Miami, FL 33131	6,359,445(2)	34.1%

Common Stock	Robert E. Crawford, Jr. 61 Crestwood Drive St. Louis, MO 63105	1,200,000(3)	8.8%

(1)
Applicable percentage ownership is based on 13,635,939 shares of our common stock outstanding as of October 14, 2010, as provided by our Transfer Agent, which systematically makes such calculations to three decimal points, and we rounded up or down. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)
Includes (a) 859,445 shares owned by TopAhead Inc. and (b) 5,000,000 shares issuable pursuant to a currently exercisable stock option we granted to him exercisable at $0.05 per share until January 5, 2011.

(3)	Includes 50,000 shares owned by REC Music Foundation.

           The following table sets forth certain information as of October 14, 2010 as to each class of our equity securities beneficially owned by (i) each of our directors and named executive officers and (ii) our directors and executive officers as a group.  Except as otherwise indicated, we have been advised that each of the persons listed below has sole voting and investment power over their listed shares:

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)

Common Stock	Craig Sizer (3)	11,201,582	48.6

Common Stock	Keith Houlihan (4)	7,101,988	37.2

Common Stock	Gary J. O’Hara (5)	286,260	2.1

Common Stock	Steven L. Relis (6)	100,000	(7)
	1776 N. Pine Island Road Plantation, FL 33322

	Named Executive Officers and Directors as a Group (4 persons)	18,689,830	64.7

(1)
Each person named is an executive officer and a director, except that Mr. Relis is not a director.  Except as otherwise indicated, the address of each beneficial owner is c/o Sanomedics International Holdings, Inc., 80 SW 8th Street, Suite 2180, Miami, Florida 33130.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Applicable percentage ownership is based on 13,635,939 shares of our common stock outstanding as of October 14, 2010.

(3)
Includes the following:  (a) 1,395,230 shares owned by CLSS Holdings LLC a limited liability company of which she is the sole member (“CLSS”); (b) 363,628 shares owned by his wife Maria Sizer Perez, as to which he does not have sole voting and investment power; (c) 450,000 shares issuable at $.50 per share to Mr. Sizer in the event he elects to convert our $225,000 note for the amount of his deferred salary due and payable at June 30, 2010 (the actual conversion price is the lower of $0.50 or a 50% discount to the average bid price of our common stock over the three-day period preceding the request for conversion); (d) 3,971,724 shares issuable to CLSS in the event it elects to convert, at $.25 per share, the aggregate $992,931.05 principal amount of the notes we issued to it for cash advances received (the actual conversion price is the lower of $0.25 or a 45% discount to the average bid price of our common stock over the three-day period preceding the request for conversion); and (e) 5,000,000 shares issuable pursuant to the immediately exercisable stock option we granted to him on April 2, 2009, which is exercisable at $0.05 per share until December 31, 2013.

(4)
Includes the following:  (a) 385,500 shares owned by Meridian Solutions Group, Inc., a company he owns; (b) 239,994 shares owned by his live-in partner Ingrid Martin (99,445 shares) and a limited liability company of which she is the sole member (236,500 shares), as to each of which he does not have sole voting and investment power; (c) 479,988 shares issuable to Mr. Houlihan at $.50 per share in the event he elects to convert our $239,994 note for the amount of his deferred salary due and payable at June 30, 2010 (the actual conversion price is the lower of $0.50 or a 50% discount to the average bid price of our common stock over the three-day period preceding the request for conversion); and (d) 5,000,000 shares issuable pursuant to the immediately exercisable option we granted to him on April 2, 2009, which is exercisable at $0.05 per share until December 31, 2013.

(5)
On July 28, 2010, we issued to Mr. O’Hara an option to purchase 822,000 shares at a price of $0.50 per share until July 27, 2017, and options to purchase 271,260 shares are immediately exercisable and included in the table; the earliest the other options can be exercised is on July 28, 2011.

(6)
Represents 100,000 shares issuable pursuant to the immediately exercisable stock option we granted to Koutoulas & Relis LLC (an accounting firm in which Mr. Relis is a member) on November 17, 2009, exercisable at $1.50 per share until December 31, 2014.  On August 18, 2010 we issued to Mr. Relis an option to purchase 450,000 shares at a price of $0.50 per share until August 18, 2017, all of which shares are excluded from the table because no options are exercisable before August 18, 2011.

(7)	Less than .1%.

Changes in control

There are no arrangements, including any pledge by any person of our securities, known to us the operation of which may at a subsequent date result in a change in control of our company.

Item 5:   Directors and Executive Officers

Our directors and executive officers, and their respective ages, positions and offices, are as follows:

Name	Age	Position

Craig Sizer	42	Chief Executive Officer

Keith Houlihan	42	President and Director

Gary J. O’Hara	60	Chief Technology Officer

Steven L. Relis	48	Chief Financial Officer and Controller

Craig Sizer has been our Chief Executive Officer since February 10, 2010.  He co-founded and has served as Chairman of Sano-Nevada since its inception in January 2009.  Since August 2009 he has managed personal and family investments as the owner and President of CLSS Holdings LLC.  For more than the past five years he has been involved in providing financing, financial consulting and/or investor relations to emerging private and public companies through various entities he has founded or co-founded, including for example Sizer Capital Partners LP, CRG Capital Investments LLC, and Capital Resource & Investment Group Inc. On November 17, 2008, Mr. Sizer and his affiliates Sizer Capital, LLC (“Sizer Capital”) and Sizer Capital Partners, LP (“SCP”) were ordered by the Pennsylvania Securities Commission to stop offering and selling limited partnership interests in SCP in Pennsylvania in violation of Pennsylvania’s securities laws.  SCP was a hedge fund seeking to raise capital in a $21,000,000 private offering, Sizer Capital was the fund’s general partner and Mr. Sizer was the founder of both SCP and Sizer Capital.  SCP had engaged a  third-party financial consultant (which was not a broker-dealer), and this administrative action resulted from the actions of two representatives of such consultant, each of whom made one “cold-call” to one Pennsylvania resident, followed by one such representative sending the SCP offering materials to that resident.

Keith Houlihan has been our President since April 2009.  He co-founded Sano-Nevada in January 2009 and has served as its President since then.  Since March 2005 he has served as President of Meridian Solutions Group, Inc., an executive search and placement firm focused on the healthcare industry which he formed and which became substantially inactive in February 2009.

Gary J. O’Hara has been our Chief Technology Officer since July 28, 2010, and prior thereto he consulted for us from March 3, 2010 to July 27, 2010.  He had been retired for more than the past five years.  Mr. O’Hara brings over 25 years of experience in medical device product innovation and business development.  He was the co-founder in 1985 of Intelligent Medical Systems Inc. (“IMS”) and built that company to more than 200 employees while making “Inc. 500’s” list of fastest growing U.S. private companies.  He invented the first commercialized infrared tympanic thermometer (First Temp® and Genius® brands) for which he was cited as Inventor of the Year by the San Diego Patent Law Association.  In 1993, IMS was acquired by the Fortune 500 pharmaceutical manufacturer American Home Products (now a part of Pfizer).  Mr. O’Hara has also been active in the seed and startup phases of many ventures through his involvement with the Tech Coast Angels, an organization of 150 investors that invest in and mentor early stage technology and biomedical companies.  Mr. O’Hara holds numerous patents related to medical devices and electronic computer games.  He has B.S. and M.S. degrees in Electrical Engineering from the University of Michigan as well as an MBA from Eastern Michigan University.

Steven L. Relis, age 48, has served as our Chief Financial Officer and Controller since August 2010.  Since 2002, Mr. Relis, has been a partner in the accounting firm of Koutoulas & Relis LLC (formerly known as Gutta, Koutoulas & Relis LLC).  From March 2001 to July 1, 2002, he was the Chief Accounting Officer of Gilat Latin America, a wholly owned subsidiary of Gilat Satellite Networks Ltd (NASDAQ - GILTF).  From June 1998 to March 2001, he served as the Chief Accounting Officer and Interim Chief Financial Officer of Ursus Telecom Corporation (NASDAQ - UTCC).  He was an audit manager with Deloitte and Touche in New York and Ernst & Young in Miami. At Ernst & Young he was part of the entrepreneurial services group, which specializes in supporting the needs of aggressive growth companies.  Mr. Relis received a B.S. in Business from Long Island University in 1985 and is a licensed Certified Public Accountant in the States of Florida and New York. He is a member of the American, Florida and New York Institutes of Certified Public Accountants.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Involvement in certain legal proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•
being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6:    Executive Compensation

Executive Compensation

The following table sets forth information about compensation paid or accrued during the fiscal years ended December 31, 2009 and 2008, to (a) our Chief Executive Officer (principal executive officer), (b) (i) our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at the end of our last completed fiscal year, and (ii) up to two additional individuals for whom similar disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of our last completed fiscal year, provided their respective total compensation exceeded $100,000 during such fiscal year. We refer to all of the persons included in this table, collectively, as our “named executive officers”. The table excludes perquisites and personal benefits for a named executive officer which are less than $10,000 and that are not a reimbursement of taxes owed with respect thereto.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)

Craig Sizer, CEO (PEO)	2009	0	$130,137	$150,000(3)	$280,137

Keith Houlihan, President	2009	160,000	130,137	0	290,137

Jordan Serlin, Chief Operating Officer	2009	11,667	91,096	0	102,763

Abhishek Shrivastava, Chief Technology Officer	2009	150,000	130,137	0	280,137

Joseph Meuse, Former PEO	2009	0	0	0	0

(1)
Salary to Mr. Houlihan was unpaid and has been accrued and deferred and is payable by us pursuant to our June 30, 2010 promissory note due and payable on August 1, 2011, secured by substantially all of our assets and convertible into shares of our common stock at a price equal to the lower of $.50 per share or a 50% discount to the average bid price of our common stock over the three days preceding the request for conversion.  Mr. Serlin deferred $6,667 of his salary on an unsecured basis.  Salary to Mr. Shrivastava was unpaid and has been accrued and deferred in full on an unsecured basis.

(2)
Messrs. Sizer, Houlihan and Shrivastava each received a five-year option to purchase 5,000,000 shares, and Mr. Serlin received an option purchase 3,500,000 shares, at a price of $0.05 per share, valued in accordance with FAS 123R.

(3)	Represents fees accrued at the rate of $12,500 per month from January to December 31, 2009 pursuant to our January 5, 2009 Consulting Agreement.

Narrative Disclosure to Summary Compensation Table

Employment and Consulting Agreements with Named Executive Officers

Craig Sizer, Chairman.

On January 5, 2009, we entered into a consulting agreement, as amended on January 4, 2010, with Craig Sizer to obtain his financial, management and strategic advice for a term of three (3) years.  We agreed to pay him $12,500 per month.  On April 2, 2009, we granted him an option to purchase 5,000,000 shares at a price of $0.05 each, exercisable until December 31, 2013.  Mr. Sizer deferred his right to receive the $225,000 in consulting fees accrued as of June 30, 2010, and we memorialized our deferral agreement by delivering to him our promissory note in that principal amount, which note is due and payable on August 4, 2011, convertible into shares of our common stock at a price equal to the lower of $.50 per share or a 50% discount to the average bid price of our common stock over the three trading days preceding the request for conversion, and secured by substantially all of our assets.

On August 18, 2010, we terminated the consulting agreement and entered into an employment agreement with Mr. Sizer to serve as our Chief Executive Officer for a term of three (3) years, with successive one year renewal terms unless either party gives at least 30 days prior notice of non-renewal.  We agreed to pay him an annual base salary of $225,000.  He has deferred all salary due and payable to him under the agreement.  He is entitled to an annual cash bonus of 1.5% of our annual gross revenues or $125,000 upon the achievement of mutually agreed milestones for the subject fiscal year, whichever is greater, up to a maximum annual bonus amount of $250,000 (prorated on a monthly basis for fiscal 2010).

Keith Houlihan, President.

On January 5, 2009, we entered into an employment agreement, as amended and restated on August 18, 2010, with Keith Houlihan to serve as our President until August 17, 2013, with successive one year renewal terms unless either party gives at least 30 days prior notice of non-renewal.  We agreed to pay him an annual base salary of $200,000 (increased from $160,000, but without the previous 7% per year minimum annual increases or the increase to $250,000 in the event we were to either raise at least $1,000,000 during his employment or achieve annual gross revenues exceeding $1.5 million).  Mr. Houlihan originally agreed to defer his right to receive all his salary which was payable on demand; however, we restructured that demand obligation regarding the $239,944 in salary accrued as of June 30, 2010 by delivering to him pursuant to our promissory note in that principal amount, which note is due and payable on August 4, 2011, convertible into shares of our common stock at a price equal to the lower of $.50 per share or a 50% discount to the average bid price of our common stock over the three trading days preceding the request for conversion, and secured by substantially all of our assets.  He also has deferred all salary due and payable to him on and after July 1, 2010.  He is entitled to an annual cash bonus of 1.5% of our annual gross revenues or $125,000 upon the achievement of mutually agreed milestones for the subject fiscal year, whichever is greater, up to a maximum annual bonus amount of $250,000 (prorated on a monthly basis for fiscal 2010).  On April 2, 2009 we issued to him a five-year option to purchase 5,000,000 shares at a price of $0.05 each, exercisable until January 5, 2011.

Jordan Serlin, Former Chief Operating Officer.

On December 1, 2009, we entered into an employment agreement with Jordan Serlin to serve as our Chief Operating Officer for a term of three (3) years, with successive one year renewal terms unless either party gives at least 30 days prior notice of non-renewal.  We agreed to pay him an annual base salary of $140,000, increasing by at least 7% per year; provided however, that his annual base salary automatically increases to a minimum of $200,000 in the event we shall either raise at least $1,000,000 during the term or achieve annual gross revenues exceeding $1.5 million.  Mr. Serlin agreed to defer his right to receive $60,000 of his annual salary, but at any time he could demand that we pay him all amounts he has deferred.  We also agreed to (a) issue to him 1,500,000 shares of common stock, vesting monthly over 24 months at the rate of 62,500 shares per month, and (b) grant to him a five-year option to purchase 3,500,000 shares at a price of $0.05 each.  On April 27, 2010, Mr. Serlin notified us that due to health reasons he had to terminate his employment.  On April 29, 2010, we entered into a Separation Agreement pursuant to which his employment terminated effective May 1, 2010, we agreed to settle the deferred salary due and payable to him under his Employment Agreement for $12,000 in cash and to issue to him 312,500 shares pursuant to the vesting schedule for five (5) months of service, and we exchanged releases.  We have satisfied these obligations to Mr. Serlin.

Abhishek Shrivastava, Former Chief Technology Officer.

On January 5, 2009, we entered into an employment agreement with Abhishek Shrivastava to serve as our Chief Technology Officer for a term of three (3) years, with successive one year renewal terms unless either party gives at least 30 days prior notice of non-renewal.  We agreed to pay him an initial annual base salary of $150,000, increasing by at least 7% per year; provided however, that his annual base salary automatically increases to a minimum of $240,000 in the event we shall either raise at least $1,000,000 or achieve annual gross revenues exceeding $1.5 million.  Mr. Shrivastava has deferred his right to receive any salary, but at any time he can demand that we pay him all amounts he has deferred.  We also agreed to (a) sell to him 2,000,000 shares of common stock at a price of $0.001 each, or a total of $2,000, and issue to him an additional 1,500,000 shares subject to a certain product development milestone, (b) pay him a bonus based on the Company achieving certain revenue or other milestones, the bonus amount and such milestones both not specified or agreed upon, and (c) grant him a five-year option to purchase 5,000,000 shares at a price of $0.05.  On June 2, 2010, we terminated his employment, as a result of which his options terminated unexercised and his contingent stock award also terminated; and we are seeking to conclude a separation agreement with him.

Outstanding Equity Awards at Fiscal Year-End

The following table summaries the outstanding equity and stock awards held by each named executive officer at December 31, 2009:

Outstanding Equity Awards at Fiscal Year-End
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)

Craig Sizer	5,000,000(1)	0	0.05	12/31/13	N/A	N/A

Keith Houlihan	5,000,000(1)	0	0.05	12/31/13	N/A	N/A

Jordan Serlin	0	3,500,000(2)	0.05	12/1/15	1,437,500(4)	37,375

Abhishek Shrivastava		5,000,000(3)	0.05	1/5/14	1,500,000(5)	39,000

Joseph Meuse	0	0	N/A	N/A	N/A	N/A

(1)	Granted on April 2, 2009, and all options were immediately exercisable.

(2)
Granted on December 1, 2009, vesting 33% on the first two anniversaries of the date of grant and 34% on the third such anniversary; these options terminated unexercised in connection with his May 1, 2010 resignation and the related separation agreement.

(3)	Granted on January 5, 2009, and all options were immediately exercisable; these options terminated unexercised in connection with the June 2, 2010 termination of his employment.

(4)
Pursuant to the terms of his December 1, 2009, employment agreement, his 1,500,000 share stock award vests at the rate of 62,500 shares per month.  As of the May 1, 2010 termination of his employment he was entitled to, and subsequently we issued to him, an aggregate of 312,500 shares pursuant to this vesting schedule; and the balance of these shares will not vest.

(5)
Pursuant to the terms of his January 5, 2009, employment agreement, these shares vest on completion of a certain product development milestone; and as a result of the termination of his employment on June 2, 2010, none of these shares vested or will vest.

Other Employment Agreements

Gary J. O’Hara, Chief Technology Officer.

On March 3, 2010, we entered into a consulting agreement with Mr. O’Hara to obtain his product development, technology and other advice for a term of five (5) years.  We agreed to issue to him 15,000 shares as compensation, and in addition we paid him $10,416 in cash for his services.

On July 28, 2010, we terminated the consulting agreement and entered into an employment agreement with Mr. O’Hara to serve as our Chief Technology Officer for a term of three (3) years, with successive one year renewal terms unless either party gives at least 30 days prior notice of non-renewal.  We agreed to pay him an annual base salary of $125,000.  He is entitled to an annual cash bonus of 1.5% of our annual gross revenues or $125,000 upon the achievement of mutually agreed milestones for the subject fiscal year, whichever is greater, up to a maximum annual bonus amount of $250,000 (prorated on a monthly basis for fiscal 2010).  We also granted to him a seven-year option to purchase 822,000 shares of our common stock at a price of $0.50 each, which price shall be reduced to any lower exercise price at which we may grant stock options to other corporate officers during his employment term, vesting as follows:  33%, or 271,260 shares, are immediately exercisable; an additional 33%, or 271,260 shares, are exercisable on the first anniversary of the grant date, provided he has achieved his employment agreement milestones for fiscal year 2010; and on the second anniversary thereof the balance of the options are exercisable, provided he has achieved such milestones for fiscal year 2011.

Incentive and Nonqualified Stock Option Plan

On July 26 2010, we adopted the 2010 Stock Option Plan pursuant to which our board of directors (or a committee thereof consisting of “non-employee” and “outside” directors) may grant incentive stock options (within the meaning of the Internal Revenue Code of 1986, as amended (“Code”)) to our employees, and nonqualified stock options to all others, for the purchase of our common stock. The Plan is intended to provide incentives to, and rewards for employees, consultants, officers and directors who are expected to contribute to our growth and success. The option prices are determined by the board or the stock option committee, but option prices for incentive stock options may not be less than 100% of the fair market value of the common stock on the date the option is granted (or 110% thereof for optionees who are 10% shareholders). An aggregate of 3,500,000 shares of common stock has been reserved for issuance under the Plan subject to appropriate adjustments for stock splits, dividends and other transactions or events as described in the Plan. All options may be exercised at such times and in such amounts as may be determined at the time of the granting of the options; provided, however, that no options may be exercised later than ten years after the date upon which they were granted.

Options may be exercised within 30 days, or such longer period as the stock option committee may determine, after retirement, resignation, or termination (other than for Cause) of the option holder's employment or service with us, but only to the extent that they had become exercisable at retirement, resignation or termination. Any unexercised options shall expire in the event of an option holder's retirement or dismissal or otherwise as described above. Under certain circumstances involving change of control of our company, the board of directors may accelerate the exercisability and termination of the option.

The board of directors may, at any time, amend, modify, suspend or terminate the Plan; provided, however, that no amendment, suspension or termination of the Plan may alter or impair any rights or obligations under any option already granted except with the consent of the holder of the option, and no action of the board or the stock option committee may increase the limit on the maximum number of shares which may be issued upon exercise of options, reduce the minimum option price requirements or extend the limit on the period during which options may be granted, without approval by our shareholders given within 12 months before or after such action by the board or the stock option committee.

An employee to whom an incentive stock option which qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of the option. However, upon the exercise of an incentive stock option, any excess in the fair market price of the common stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. If the employee sells the shares more than one year after the date of transfer of the shares and more than two years after the date of grant of the incentive stock option, the employee generally will recognize a long-term capital gain or loss equal to the difference, if any, between the sales price of the shares and the option price. We will not be entitled to a federal income tax deduction in connection with the grant or exercise of any incentive stock option. If the employee does not hold the option shares for the required period, when the employee sells the shares the employee will recognize ordinary compensation income and possibly capital gain or loss (long-term or short-term depending on the holding period of the shares sold) in the amounts as are prescribed by the Code and the regulations thereunder, and we will generally be entitled to a federal income tax deduction in the amount of the ordinary compensation income recognized by the employee.

A person to whom a nonqualified stock option is granted will not recognize income at the time of the option grant. When such person exercises the nonqualified stock option, the person will recognize ordinary compensation income equal to the excess, if any, of the fair market value, as of the date of option exercise, of the shares the person receives upon exercise over the option price. The tax basis of these shares to such employee will be equal to the option price plus, if the person is an employee, the amount, if any, includible in the employee's gross income, and the employee's holding period for the shares will commence on the date on which the employee recognizes taxable income in respect of the shares. Gain or loss upon a subsequent sale of any shares received upon the exercise of a nonqualified stock option generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the shares sold). Subject to the applicable provisions of the Code and regulations thereunder, we will generally be limited to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the optionee. This deduction will, in general, be allowed for our taxable year in which the optionee recognizes the ordinary income.

As of December 31, 2009 and June 30, 2010, there were no options outstanding under the Plan; as of October 14, 2010, there were 1,272,000 options outstanding.

Termination of Employment, Change in Control or Change in Responsibilities of Named Executive Officers

At December 31, 2009, there were no compensatory plans or arrangements with any named executive officer (including payments to be received from us or any of our subsidiaries), which result or will result from the resignation, retirement or any other termination of employment of such named executive officer or from a change of control of us or any of our subsidiaries or any change in such named executive officer’s responsibilities following a change in control, except as follows:  .

Payments on Change in Control

Pursuant to our employment agreements with each of Keith Houlihan, Jordan Serlin and Abhishek Shrivastava, all salary deferred by such person would be due and payable by us in the event of a change in control, defined generally as the acquisition of beneficial ownership of a majority of our voting securities or the sale of substantially all of our assets.  See “Employment and Consulting Agreements with Named Executive Officers” above for above information about the terms of our separation agreement with Jordan Serlin, who in May 2010 resigned as our COO because of his health.  Mr. Shrivastava’s employment terminated on June 2, 2010, and we have not yet concluded a separation agreement with him.

Payments on Termination

Pursuant to our employment agreements with each of Jordan Serlin and Abhishek Shrivastava, if his employment is terminated without Cause (as defined) he would be entitled to severance equal to the total compensation due him through either (i) the remaining term of his agreement or (ii) the next 24 month, assuming the employment term automatically renewed (if applicable), whichever is greater, payable over three months, and all shares and options subject to a vesting schedule would vest 100% as of the employment termination date, and we would provide at least 24-months of health benefits, subject to him agreeing to a general release and related terms in form and substance agreeable to us.  If Mr. Serlin is terminated for Cause, we have the right to repurchase all shares of our common stock then owned by him at a price equal to fair market value.  See “Employment and Consulting Agreements with Named Executive Officers” above for above information about the terms of our separation agreement with Jordan Serlin, who in May 2010 resigned as our COO because of his health.  Mr. Shrivastava’s employment terminated on June 2, 2010, and we have not yet concluded a separation agreement with him.

Director Compensation

Our directors do not receive any cash compensation for service on our board of directors or any committee, although we do reimburse directors for their reasonable out-of-pocket expenses associated with attending meetings, and no compensation was paid to any of our employee directors for services as a director during the year ended December 31, 2009.  We do not have any compensation policy governing the issuance of shares of our common stock to non-employee directors, and our directors are not prohibited from receiving restricted stock grants.

Item 7:    Certain Relationships and Related Transactions, and Director Independence.

Transaction with related persons

Described below are certain transactions and currently proposed transactions, from January 1, 2007, the commencement date of our last two fiscal years, between us and our named executive officers, our directors and the beneficial owners of 5% or more of our common stock, and certain persons affiliated with or related to these persons, including immediate family members, in which they had or will have a direct or indirect material interest in an amount that exceeds $14,818 (being the lesser of $120,000 or 1% of the average of our total assets as of year-end for the last three completed fiscal years), other than stock issuances, option grants and other compensation arrangements that are described under Item 6, Executive Compensation.

Acquisition:

On March 19, 2009, Belmont Partners, LLC (“Belmont”), which then was our principal shareholder, entered into a Common Stock Purchase Agreement with us and Sano-Nevada, among others, pursuant to which Belmont agreed to sell to Sano-Nevada that number of shares of our common stock as would equal 50.001% of the number of our common shares issued and outstanding (the “Sano-Nevada Shares”), for a price of $158,000 in cash (the “Purchase Price”).  In addition, Sano-Nevada agreed to effect a business combination with us no later than 20 days from the closing of the Agreement.  In consideration of the benefits provided to us pursuant to the Agreement, (1) we agreed to be jointly and severally liable with Sano-Nevada for the payment of the Purchase Price and (2) to issue to Belmont that number of shares of our common stock (the “Belmont Shares”) as would equal 2.5% of our issued and outstanding common stock after giving effect to the closing of our contemplated combination with Sano-Nevada (our shareholders authorized the issuance of the Belmont Shares), our Initial Financing (as defined) and any related reverse split of our common stock; provided, however, that notwithstanding the permitted dilution resulting from the Initial Financing, if any, in no case would the Belmont Shares represent less than a 1.25% ownership interest in the Company. Sano-Nevada’s payment obligations were guaranteed by Keith Houlihan (“Houlihan”), a co-founder and the President of Sano-Nevada, and secured by Sano-Nevada’s pledge of the Sano-Nevada Shares along with a proxy to vote such Shares.  On March 24, 2009, Sano-Nevada paid $50,000 to Belmont; and on April 17, 2009, Belmont transferred 102,200 shares to Sano-Nevada.  Sano-Nevada paid Belmont the $108,000 balance in installments, the last of which was paid on August 20, 2009, more than 90 days after the expected closing of our acquisition of Sano-Nevada pursuant to the Acquisition Agreement described below, thereby incurring an additional $7,150 in late fees, which Sano-Nevada also paid to Belmont.

Pursuant to an April 2, 2009, Acquisition Agreement and Plan of Share Exchange (the “Acquisition Agreement”) among us, Sano-Nevada, Houlihan, Craig Sizer (“Sizer”) and Maria Perez (Ms. Perez married Craig Sizer in 2010, and, accordingly,  hereafter she is referred to as “Mrs. Sizer”) (Houlihan, Sizer and Mrs. Sizer, collectively, the “Sano-Nevada Owners”), (a) on April 6, 2009, we reincorporated in Delaware under the name “Sanomedics International Holdings, Inc.” and increased our authorized capitalization from 10,000,000 shares of common stock to (i) 250,000,000 shares of common stock and (ii) 1,000 shares of Series A preferred stock the only rights and preferences of which related to voting rights, i.e., the Series A preferred stock, which is not convertible, (x) votes together with our common stock as one class, and (y) has that number of votes, collectively, which shall equal 51% of the total number of votes (common stock and preferred stock combined) that may be cast at the time of such vote on any and all matters presented to our stockholders for their action or consideration, including the election of directors, (b) on April 17, 2009, we effected a 1 for 25 reverse split of our common stock in which each 25 shares of common stock were combined into one share of common stock (the ”Reverse Split”), resulting in the number of our outstanding common stock being reduced to 198,769 such shares (including the 102,200 shares Belmont sold to Sano-Nevada on April 17, 2009), and (c) on July 1, 2009, in reliance on the exemption provided in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public offerings, we issued (1) to the Sano-Nevada Owners, an aggregate of 9,542,000 shares of our common stock and 1,000 shares of our Series A preferred stock at the rate of 9,542 shares of common stock and one share of preferred stock for each outstanding share of Sano-Nevada common stock, as follows:  Houlihan: 2,385,500 common shares and 250 preferred shares; Sizer: 2,385,500 common shares and 250 preferred shares; and Mrs. Sizer: 4,771,000 common shares and 500 preferred shares and (2) to Belmont, pursuant to the March 19, 2009, Stock Purchase Agreement described above, 250,000 shares of our common stock (representing the Belmont Shares).  For accounting purposes this transaction was treated as a reverse acquisition, with Sano-Nevada as the acquirer; and therefore our historical financial statements prior to the closing date are those of Sano-Nevada.  After the closing, we relocated our executive offices from Nevada to our current offices in Miami, Florida; and Messrs. Houlihan and Sizer comprised a majority of our Board of Directors and became our senior Management (positions they still hold), and together with Mrs. Sizer, they beneficially owned a substantial majority of our outstanding common stock, had majority voting rights via their ownership of our preferred stock and acquired control of the Company.  See Item 4, Security Ownership of Certain Beneficial Owners and Management, Item 5, Directors and Executive Officers, and Item 13, Financial Statements and Supplementary Data - Notes 3 and 7 to the financial statements.

Borrowings:

During 2009 and 2010 we obtained our liquidity principally from approximately $770,000 principal amount of cash advances from an affiliate of Craig Sizer, our Chairman and CEO and one of our principal shareholders, as follows:  As of September 8, 2009, we had received aggregate advances from CLSS Holdings, LLC in the principal amount of $407,151.26; and as of December 7, 2009, April 6, 2010 and June 30, 2010 we had received additional advances in the aggregate principal amounts of  $117,163.79, $245,116.00 and $223,500, respectively.  Each loan was (a) evidenced by a promissory note which bears 9% annual interest (20% upon the occurrence, and during the continuance, of an event of default), is convertible into our common stock at a price equal to the lower of a 45% discount to the average closing bid price over the three trading days preceding the conversion request, or $.25, and is not prepayable by us, and (b) subject to a security agreement under which all of our assets secure our loan repayment obligation.  The 2009 notes are due and payable on March 7, 2011; and the 2010 notes are due and payable after one year.

Compensation, Etc.

In January 2010 we entered into a distribution agreement with Watermark Medical LLC, Boca Raton, Florida, to distribute our current and future products to the physicians and hospitals markets within the United States and, on a case-by-case basis, internationally, for a term of three years, automatically renewable for successive one-year terms subject to notice of non-renewal. In connection with this agreement, in January 2010 we sold to SOGE Sanomedics, LLC, an affiliate of the distributor, 1,369,870 shares, representing at that time approximately 10% of our outstanding common stock, for $13,698.70, or $0.01 per share, at a time when the fair value of our common stock was $0.50 per share; and accordingly we recorded an expense of $671,000 to reflect the differential of $0.49 per share.  See Item 13, Financial Statements and Supplementary Data - Note 10 to financial statements - Subsequent Events.

During 2009 and 2010, we have paid accounting fees to the firm of Koutoulas & Relis LLC aggregating $3,000 and $14,550, respectively.  On November 17, 2009 we issued to Koutoulas & Relis LLC a stock option entitling it to purchase 100,000 shares of common stock at an exercise price of a $1.50 per share until November 16, 2014, in consideration of that firm’s agreement to reduce its standard billing rates.  Steven L. Relis, our Chief Financial Officer and Controller as of August 2010, is a member of that accounting firm.

On August 18, 2010, we issued to Mr. Relis an option to purchase 450,000 shares at a price of $0.50 per share until August 18, 2017, in consideration of his agreement to serve as our chief financial officer and controller.  These options are subject to vesting:  33% on each of the first and second anniversaries of the grant date, and 34% on the third anniversary thereof.

Promoters and certain control persons

We have no knowledge of any person who would be deemed a “promoter” of our company during the past five years within the meaning of Rule 405 under the Securities Act, except as follows.

On August 25, 2008, when we still were a public shell, we issued to Belmont Partners, LLC (“Belmont”) 105,940 restricted shares of common stock, as a result of which Belmont and its managing member Joseph Meuse acquired control of the Company and may be deemed to have become “promoters” within the meaning of Rule 405.  These shares were issued for cash contributed and services rendered in effecting our reinstatement in Idaho, the state of our incorporation, by causing the filing of our delinquent annual reports, holding two shareholders meetings in Idaho and distributing to shareholders the relevant Information Statements and preparing and filing the related amendments to our articles of incorporation, and paying all associated franchise taxes, filing fees, interest and penalties, and transfer agent fees.  The stock issuance was approved by our shareholders on August 14, 2008.

On April 12, 2009, Belmont entered into Stock Purchase Agreement with Sano-Nevada, pursuant to which Sano-Nevada purchased from Belmont 102,200 shares of our common stock, or approximately 50.5% thereof, for approximately $165,150. Craig Sizer, Maria Perez Sizer and Keith Houlihan then were the shareholders of Sano-Nevada, and Mr. Houlihan, the President of Sano-Nevada, was elected the sole director and the President of the Company.  Messrs. Sizer and Houlihan, and Mrs. Sizer, each  may be deemed to have become a “promoter”.

On July 1, 2009, we closed the Sano-Nevada reverse merger.  In that transaction we issued shares of common stock to Craig Sizer, Maria Perez Sizer and Keith Houlihan, as follows:  Craig Sizer – 2,385,500 shares, Maria Perez Sizer – 4,771,000 shares; and Keith Houlihan – 2,385,500 shares.  After giving effect to the Sano-Nevada transaction, Craig Sizer, Maria Sizer and Keith Houlihan owned a substantial majority of our outstanding common stock, as well as 100% of our outstanding shares of preferred stock which confer on the holders thereof majority voting rights.

Messrs. Sizer and Houlihan have received other things of value and engaged in transactions with us in connection with their engagement as consultants and/or executive officers, as described or referenced above in this Registration Statement.

Director Independence

There are no members of our board of directors who would be considered an “independent” director under the definition of “independence” set forth in NASDAQ Rule 5605(a)(2).

Item 8:    Legal Proceedings

We are not currently a defendant in any legal proceeding or governmental proceeding nor are we currently aware of any pending legal proceeding or governmental proceeding proposed to be initiated against us. There are no proceedings in which any of our current directors, executive officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

Item 9:    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

Inasmuch as we have only 92,828 outstanding shares of “free-trading” common stock, there is no established public trading market for our common stock.  However, our common stock is quoted on the Pink Sheets under the symbol “SIMH.PK”. The high and low bid information on the Pink Sheets for our common stock for each full quarterly period within our two most recent fiscal years and for the quarters ended March 31, 2010, and June 30, 2010, are set forth below.  These bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2010:	High	Low
Second Quarter	3.00	2.25
First Quarter	10.01	3.00

Fiscal Year Ending December 31, 2009:	High	Low
Fourth Quarter	3.25	1.01
Third Quarter	3.25	1.01
Second Quarter	12.50	0.25
First Quarter	6.25	0.43

Fiscal Year Ended December 31, 2008:	High	Low
Fourth Quarter	0.43	0.40
Third Quarter	0.40	0.38
Second Quarter	0.38	0.38
First Quarter	2.50	0.38

Outstanding Shares of Common Stock; Holders of Record

At October 14, 2010, we had issued and outstanding 13,635,939 shares of common stock, of which all but 92,828 shares are “restricted”.  We have not agreed to register any of these “restricted” shares under the Securities Act, and none of them could be sold pursuant to Rule 144 under the Securities Act within the next 12 months.  In addition, there are a substantial number of shares of common stock issuable upon the exercise of outstanding options (11,372,000 shares) and warrants (150,000 shares), and pursuant to convertible debt (4,901,712 shares), and we have not agreed to register any of these shares under the Securities Act.  Our outstanding shares of common stock are owned by 1,217 holders of record.

Dividends

We have never declared or paid any cash dividends on our common stock.  The payment by us of dividends, if any, in the future rests within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, debt covenants and financial condition, as well as other relevant factors. We do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business. There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends.

Securities authorized for issuance under equity compensation plans

The following table sets forth securities authorized for issuance under equity compensation plans as of December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities is remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by security holders	N/A(1)	N/A	N/A

Equity compensation plans not approved by holders	150,000(2)	$1.50	0

Total

(1)
Our 2010 Stock Option Plan (3,500,000 shares), which provides officers, directors, employees and others who render services to the Company additional incentives to advance our interests, was not in effect as of December 31, 2009.

(2)
From time to time we issue warrants as an inducement to various persons or entities to enter into transactions with us.  As of December 31, 2009, we had issued a warrant to purchase 150,000 shares at an exercise price of $3.00 per share until December 7, 2014, to a consultant advising us about the salability of our products pursuant to a 12-month consulting agreement.

Item 10:    Recent Sales of Unregistered Securities

The following is a summary of all transactions within the past three years involving our sales of our securities that were not registered under the Securities Act.  Shares issued for cash consideration paid to us are valued at the purchase price per share; all other shares are valued as stated.  All shares issued were issued as restricted” shares of our common stock.

2008

On August 14, 2008, we (our Board of Directors and our shareholders) authorized the issuance to Belmont Partners, LLC of 105,940 shares of our common stock for cash contributed and services rendered in effecting our reinstatement in Idaho, the state of our incorporation, by causing the filing of our delinquent annual reports, holding two shareholders meetings in Idaho and distributing to shareholders the relevant Information Statements and preparing and filing the related amendments to our articles of incorporation, and paying all associated franchise taxes, filing fees, interest and penalties, and transfer agent fees.  The shares were issued on August 25, 2008.

2009

On July 1, 2009, in connection with the closing of our reverse acquisition of Sano-Nevada and the related Stock Purchase and Plan of Reorganization Agreement dated April 2, 2009, we issued an aggregate of 9,542,000 shares of our common stock to the three former owners of Sano-Nevada:  Craig Sizer – 2,385,000 shares, Keith Houlihan – 2,385,000 shares and Maria Perez Sizer – 4,771,000 shares; and 250,000 shares to Belmont Partners LLC.  In October 2010, the three former owners returned to the Company an aggregate of an additional 208,000 shares which had been issued on July 1, 2009, to them in error.

On September 24, 2009, we issued to Abhishek Shrivastava (our chief technology officer) and his affiliated company, pursuant to his employment agreement, 2,000,000 shares of common stock at an agreed price of $20,000, or $0.001 per share, valued at $81,000 and we recorded the difference as stock-based compensation.

2010

On January 25, 2010, we issued 1,369,870 shares of common stock valued at $13,698.70, or $0.01 per share, to South Ocean Growth Equity in connection with it having helped us obtain a distribution agreement, and because the shares were issued below the $0.50 per share fair value we recorded a $671,000 expense.

On March 8, 2010, we issued shares of our common stock to the following individuals pursuant to written consulting agreements we entered into.  Michael Hall – 25,000 shares for human thermometer product development advise rendered and to be rendered pursuant to his January 5, 2010 consulting agreement: Paul Cameau – 20,000 shares for pet thermometer product and strategic development advice rendered and to be rendered pursuant to our September 11, 2009 consulting agreement: David F. Drake – 5,000 shares for product development, infrared technology, manufacturing, distribution and other advice rendered and to be rendered pursuant to our January 4, 2010, consulting agreement: Gary O’Hara – 15,000 shares for technology consulting advice and to be rendered pursuant to his March 3, 2010 consulting agreement; and Jordan Serlin – 62,500 shares pursuant to his December 1, 2009 employment agreement.

On September 9, 2010, we issued to Jordan Serlin 250,000 shares pursuant to our April 29, 2010, separation agreement in connection with the termination of his December 1, 2009 employment agreement.

Except as stated above, we have had no recent sales of unregistered securities within the past three fiscal years. There were no underwritten offerings employed in connection with any of the transactions described above. Except as stated above, the above issuances were deemed to be exempt under Rule 504 or 506 of Regulation D and/or Section 4(2) or 4(6) of the Securities Act of 1933, as amended, since, among other things, the transactions did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about our company and their investment, the investors took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

Item 11:    Description of Registrant’s Securities to be Registered

We are authorized to issue 200,000,000 shares of common stock, par value $0.001 per share.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon the liquidation, dissolution or winding up of the affairs of our company. Holders of shares of common stock do not have preemptive, subscription or conversion rights.

Holders of shares of common stock are entitled to one vote per share on all matters which stockholders are entitled to vote upon at all meetings of stockholders. The holders of shares of common stock do not have cumulative voting rights.  However, the holders of more than 50% of our outstanding voting securities cannot alone elect all of the directors of our company, since the holders of our preferred stock vote with the holders of our common stock as one class and such preferred stock holders have majority voting rights.

Our transfer agent is Pacific Stock Transfer Company, 4045 Spencer Street, Suite 403, Las Vegas, Nevada 89119, and whose phone number is (702) 361-3033.

Item 12:    Indemnification of Directors and Officers

Indemnification under Delaware Law

Delaware law generally permits us to indemnify our directors, officers, employees and agents. Pursuant to the provisions of Delaware Revised Statutes 78.7502, we, as a corporation organized in Delaware, may indemnify our directors, officers, employees and agents in accordance with the following:

(a)
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, against expenses, actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable for breach of his fiduciary duties as a director or officer pursuant to Delaware Revised Statutes 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)
A corporation may indemnify any person who was or is a party or is threatened to be made a party to any action by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable for breach of his fiduciary duties pursuant to Delaware Revised Statutes 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c)
To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Charter Provisions, Bylaws and Other Arrangements of the Registrant

Article IX of our bylaws allows us to indemnify of any and all persons who serve as a director, officer, employee or agent of our company to the fullest extent permitted under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 13:    Financial Statements and Supplementary Data

Consolidated Financial Statements of
SANOMEDICS INTERNATIONAL HOLDINGS, INC.

Sanomedics International Holdings, Inc.
Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	Unaudited
Assets

Current Assets
Cash in bank	$25,168	$779
Accounts receivable	19,477	7,913
Inventory	205,544	125,812
Other current assets	-	2,653
Total Current Assets	250,189	137,157

Fixed assets, net	9,658	3,018

Other assets	31,373	8,000

Total Assets	$291,220	$148,175

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities
Accrued salaries payable	150,007	471,667
Other liabilities	53,687	12,792
Short term portion of notes payable - related party	1,041,958	62,203
Total Current Liabilities	1,245,652	546,662

Notes payable - related party	464,994	524,315

Stockholders’ Deficit
Preferred stock, $0.001 par value: 1,000 shares authorized,
issued and outstanding.	1	1
Common stock, $0.001 par value: 250,000,000 shares authorized,
13,385,939 and 11,888,569 issued and outstanding as of June 30, 2010 and December 31, 2009, respectively.	13,386	11,889
Additional paid in capital	1,209,412	462,460
Stock subcription receivable	(20,000)	(20,000)
Accumulated deficit	(2,622,225)	(1,377,152)
Total Stockholders’ Deficit	(1,419,426)	(922,802)

Total Liabilities and Stockholders' Deficit	$291,220	$148,175

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statements of Operations
Unaudited

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2010	2009	2010	2009

Revenues, net	$46,912	$-	$58,156	$-

Cost of goods sold	35,274	-	52,239	-

Gross profit	11,638	-	5,917	-

Operating expenses
General and administrative	214,949	305,998	1,155,225	381,344
Research and development	63,728	271,485	66,823	311,141
Depreciation	291	-	405	-
Total operating expenses	278,968	577,483	1,222,453	692,485

Loss from operations	(267,330)	(577,483)	(1,216,536)	(692,485)

Other income (expense)
Interest expense	16,902	-	28,537	-
Total other income (expense) - net	(16,902)	-	(28,537)	-

Net loss	$(284,232)	$(577,483)	$(1,245,073)	$(692,485)

Net loss per share - basic and diluted	$(0.02)	$(0.05)	$(0.09)	$(0.11)

Weighted average number of shares outstanding during the period - basic and diluted	13,385,939	11,735,516	13,156,540	6,029,258

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statement of Changes in Stockholders' Deficit

	Preferred Stock,		Common Stock,		Additional	Stock		Total
	$.001 Par Value		$.001 Par Value		Paid in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity

Balance December 31, 2008	-	$-	198,769	$199	$(199)	$-	$-	$-
Issuance of shares for reverse merger	1,000	1	9,542,000	9,542	(9,543)	-	-	-
Recapitalization - Acquisition of Niagra Mining and Development Company	-	-	-	-	(165,150)	-	-	(165,150)
Stock options to employees and consultants ($.05 per share)	-	-	-	-	482,000	-	-	482,000
Stock issued to an employee for cash ($.01 per share)	-	-	2,000,000	2,000	79,000	(20,000)	-	61,000
Shares issued for services ($.05 per share)	-	-	250,000	250	12,250	-	-	12,500
Warrants issued for services ($3.00 per share)	-	-	-	-	35,000	-	-	35,000
Stock options to consultants at ($1.50 per share)	-	-	-	-	29,000	-	-	29,000
Cancellation of shares	-	-	(102,200)	(102)	102	-	-	-
Net loss for the year ended December 31, 2009	-	-	-	-	-	-	(1,377,152)	(1,377,152)
Balance December 31, 2009	$1,000	$1	$11,888,569	$11,889	$462,460	$(20,000)	$(1,377,152)	$(922,802)
Issuance of stock for cash ($.01) and Services ($.50 per share)			1,497,370	1,497	746,952			748,449
Net loss for the six months ended June 30, 2010							(1,245,073)	(1,245,073)
Balance June 30, 2010	$1,000	$1	$13,385,939	$13,386	$1,209,412	$(20,000)	$(2,622,225)	$(1,419,426)

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statements of Cash Flows
Unaudited

	For the Six Months Ended June 30,

	2010	2009
	Unaudited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,245,073)	$(692,485)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	405	-
Stock based compensation	734,750	250,000
Changes in operating assets and liabilities
Accounts receivable	(11,564)	-
Inventory	(79,732)	-
Current assets	2,653	(3,990)
Accrued salaries payable	143,334	230,000
Other liabilities	40,895	-
Net Cash Used In Operating Activities	(414,332)	(216,475)

CASH FLOWS USED FROM INVESTING ACTIVITIES
Purchase of fixed assets	(7,045)	(3,250)
Purchase of intangible assets	(23,373)	-
Acquisition of Grand Niagra Mining and Development Company	-	-
Net Cash Used In Investing Activities	(30,418)	(3,250)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable - related party	455,440	222,219
Proceeds from sale of common stock	13,699	-
Net Cash Provided By Financing Activities	469,139	222,219

Net increase (decrease) in cash	24,389	2,494

Cash - beginning of period	779	-

Cash - end of period	$25,168	$2,494

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Income taxes	$-	$-
Interest	$-	$-
Non-Cash transactions:
Conversion of accrued salaries to convertible notes	$464,994	$-

See accompanying notes to financial statements

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Sanomedics International Holdings, Inc. (the “Company”) formerly Grand Niagara Mining and Development Co, Inc. ("Grand Niagara") was originally incorporated in the state of Idaho in 1955 and re-domiciled in the state of Delaware on April 2, 2009.  See Note 3 for information regarding a reverse acquisition and recapitalization. The Company designs, develops, markets and distributes non-contact infrared thermometers principally for consumer home health care, and the rapidly expanding health sector for pets.

In connection with the reverse acquisition and recapitalization(see notes 3 and 6), all share and per share amounts have been retroactively restated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") Subtopic 105-10, Generally Accepted Accounting Principles ("GAAP") ("FASB ASC 105-10"). This Standard establishes an integrated source of existing authoritative accounting principles to be applied by all non-governmental entities and is effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105-10 by the Company did not have a material impact on our financial statements and only resulted in modifications in accounting reference in our footnotes and disclosures.

Principles of consolidation

All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit

The Company currently has limited revenue and is incurring losses. These factors raise substantial doubt about our ability to continue as a going concern. Management has financed the Company's operations principally through loans from and affiliate of our CEO, who is also one of our principal shareholders.  It is the Company's intent to continue to raise funds in this manner and to raise funds through the sale of equity securities. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company sell its products to customers and recognizes revenues from such sales when title has passed to the buyer, which is typically upon delivery.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances may periodically exceed the $250,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalent.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of non-invasive thermometers.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Advertising Costs

Advertising costs are expensed as incurred.

Shipping and Handling

Costs incurred by the Company for shipping and handling are included in costs of revenues.

Income taxes

Income taxes are accounted for under the asset and liability method as stipulated by Accounting Standards Codification ("ASC") 740 formerly Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards . Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management's view it is more likely than not (50%) that such deferred tax will not be utilized.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Expense

Costs related to research and development, which primarily consists of salaries and benefits, stock compensation and consulting, are charged to expense as incurred.

Basic and diluted net loss per share

The Company computes net income (loss) per share in accordance with ASC Topic 260, Earning per Share, formerly Statement of Accounting Standards SFAS No. 128, "Earnings per Share", which requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) before and after discontinued operations, by the weighted average number of common shares outstanding (denominator) during the period, including contingently issuable shares where the contingency has been resolved. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convel1ible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted loss per share excludes all dilutive potential shares as their effect is anti-dilutive.

Stock based compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. l23R "Accounting for Stock Based Compensation", in accounting for its stock based compensation. This standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent private sale of stock by an affiliate of our CEO, for purposes of valuing stock based compensation. The Company believes that the market price of the Company's stock is not indicative of value as the stock is not widely held and trades infrequently.

Recent Accounting Pronouncements

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” which amends previous guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements in the current economic environment. This pronouncement was effective for periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on the Company’s business, financial condition or results of operations; however, these provisions of FASB ASC Topic 820 resulted in additional disclosures with respect to the fair value of the Company’s financial instruments.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement was effective for interim or fiscal periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on the Company’s business, results of operations or financial position; however, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events.

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance now codified as FASB Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative non-governmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009 and, accordingly, were effective for the Company for the current fiscal reporting period.

The adoption of this pronouncement did not have an impact on the Company’s business, financial condition or results of operations, but will impact the Company’s financial reporting process by eliminating all references to pre-codification standards. On the effective date of FASB ASC Topic 105, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update will become effective for the Company with the interim and annual reporting period beginning January 1, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will become effective for the Company with the interim and annual reporting period beginning January 1, 2011. The Company will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. Other than requiring additional disclosures, adoption of this update will not have a material effect on the Company's consolidated financial statements.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3-REVERSE ACQUISITION, RECAPITALIZATION AND SHARE PURCHASE AGREEMENT

Sanomedics International Holdings, Inc. ("Sano - Nevada"), a Nevada corporation formed on January 6, 2009, purchased a controlling equity interest in the Company on April 17, 2009 for $165,150.

Pursuant to an Acquisition Agreement and Plan of Share Exchange Agreement (the "Agreement") dated April 2, 2009 by and among the Company,  Sano - Nevada and the Sano - Nevada shareholders, all of the issued and outstanding shares of common stock of Sano - Nevada were exchanged for 9,542,000 shares of common stock of the Company (post effectiveness of the 1 for 25 reverse stock split, described below) and 1,000 shares of Series A Preferred Stock. The transaction was treated as a reverse acquisition because as of the closing date, the Company did not have any operations and majority-voting control was transferred to the Sano - Nevada shareholders. The transaction required a recapitalization of the Company, and since Sano - Nevada acquired a controlling voting interest, it was deemed the accounting acquirer, while the Company was deemed the legal acquirer. The historical financial statements of the Company are those of Sano-Nevada, and of the consolidated entities from the date of acquisition and thereafter.

Since the transaction is considered a reverse acquisition and recapitalization, accounting guidance does not apply for purposes of presenting pro-forma financial information.

In contemplation of the acquisition of Sano-Nevada on April 6, 2009 the Company: (i) re-domiciled in the State of Delaware and changed its name to Sanomedics International Holdings, Inc. and (ii) increased its authorized share capital to Two Hundred Fifty Million One Thousand (250,001,000) shares, consisting of two classes of capital stock: (i) Two Hundred Fifty Million (250,000,000) shares of common stock, par value $0.001 per share, and (ii) one thousand (1,000) shares of preferred stock, par value $0.001 per share. On April 7, 2009, the Company amended its articles of incorporation to provide for a reverse stock split in the amount of  one (1) share for (25) outstanding shares, resulting as of the effective date of April 17, 2009  in 198,769 shares of common stock issued (prior to the issuance to the shareholders of Sano- Nevada).

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FIXED ASSETS

Fixed assets consist of the following:
	June 30,	December 31,
	2010	2009
Furniture and equipment	$10,295	$3,250
Accumulated depreciation	637	232
	$9,658	$3,018

NOTE 5 - NOTES PAYABLE -RELATED PARTY

Notes payable consists of the following:
	June 30, 2010	December 31, 2009
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated September 8, 2009. Note accrues interest at 9% per annum, due and payable on March 7, 2011	$407,151	$407,151
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated December 7, 2009. Note accrues interest at 9% per annum, due and payable on March 7, 2011	117,164	117,164
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated April 6, 2010. Note accrues interest at 9% per annum, due and payable on April 6, 2011	245,116	–
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated June 30, 2010. Note accrues interest at 9% per annum, due and payable on June 30, 2011	223,500	–
Convertible Promissory Note - Craig Sizer dated June 30, 2010, Note accrues interest at 7.5% per annum due and payable on August 11, 2011	225,000	–
Convertible Promissory Note - Keith Houlihan dated June 30, 2010, Note accrues interest at 7.5% per annum due and payable on August 11, 2011	239,994	–
Other advances from CLSS Holdings, Inc, LLC, not evidenced by a promissory Note	49,027	62,203
	1,506,952	$586,518
Less: Current portion	1,041,958	62,203
	$464,994	$524,315

The secured convertible promissory notes above are secured by substantially all the assets of the Company and are convertible, at the holder's option, into common shares of the Company at the lesser of $0.25 or a 45% discount to the average closing bid price of its common stock for the three trading days prior to the conversion.   CLSS Holdings, Inc, LLC is wholly owned by the Company's CEO who also is a principal shareholder of the Company. Management believes that there is no beneficial conversion feature associated with these notes.  As of June 30, 2010 and  December 31, 2009, interest accrued on the notes amounted to $40,675 and $12,138, respectively.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 - NOTES PAYABLE -RELATED PARTY (continued)

On June 30, 2010, the Company evidenced its obligation to pay accrued salaries to its Chief Executive Officer and its President in the amount of $225,000 and $239,994, respectively by issuing promissory notes.  The notes are due on August 1, 2011 bearing an interest rate of 7.5% per annum. At the executive's option the notes can be converted into common shares at the lesser of $0.50 per share or a 50% discount to the average bid price of our common stock over the three trading days prior to the conversion.

Maturities of notes payable for the years subsequent to December 31, 2009 are as follows:

Year	Amount
2010	$–
2011	1,506,952
Thereafter	–
$1,506,952

NOTE 6 – EQUITY

Reverse Stock Split

The Company, prior to the April 2, 2009 Acquisition Agreement and Plan of Share Exchange (the "Agreement"), had approximately 5,100,000 shares of common stock outstanding.  In connection with the Agreement the Company effectuated a 1 for 25 reverse split. The reverse stock split was effective April 17, 2009 for holders of record as of April 15, 2009. All stock numbers have been restated to give retroactive effect to this reverse stock split. All per share disclosures retroactively reflect shares outstanding or issuable as though the reverse stock split had occurred on January 1, 2009.

Series A Preferred Stock

In connection with the Agreement the Company issued 1,000 shares of Series A Preferred Shares.  The Series A Preferred Shares are not convertible and have no preferences or other rights except that the holders of the Series A Preferred shares shall be entitled to the number of votes that collectively equal 51% of the total number of votes that may be cast by the holders of Common Stock and Preferred stock voting as one class.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – EQUITY (continued)

Common Stock

On January 5, 2010, the Company issued 25,000 shares to a consultant for services rendered with a fair value of $12,500 ($0.50/share)

On January 25, 2010 the Company entered into an agreement with South Ocean Growth Equity ("SOGE"), whereby SOGE agreed to represent the Company and explore domestic and international distribution opportunities for the Company and the Company agreed to sell 1,369,870 shares of its common stock to SOGE for $0.01 per share. As the issuance of the stock was below the estimated fair value of $0.50 per share, the Company has recorded an expense of approximately $671,000.

On March 8, 2010 the Company issued 40,000 shares to consultants for services rendered  with a fair value of $20,000 ($0.50/share)

NOTE 7 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

Under a consulting agreement with a principal shareholder commencing on January 5, 2009  and expiring on January 5, 2012, subject to termination rights on 90 days notice, Sano - Nevada agreed to pay $12,500 per month and issued a 5 year option to purchase 5,000,000 shares of common at $0.05 per share. On August 18, 2010, this agreement was terminated and the shareholder and the Company entered into to a three year employment agreement for the shareholder to serve as the Company's Chief Executive Officer at a base salary of $225,000 with a cash bonus if the Company should meet certain milestones.

The Company signed employment agreements with three other executive officers: the President, the Chief Operating Officer and the Chief Technology Officer.  Each agreement is for three years effective January 1, 2009, unless terminated, and provides for a base salary which escalates based on time and the satisfaction of certain milestones.  All salaries of these executives are deferred until such time as the Company receives financing and or there is a change of control. (See note 8 below)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

As of June 30, 2010, the Company has deferred approximately $615,000 in salaries and consulting fees as a result of these agreements The Company entered into a modification of its original lease agreement dated April 1, 2009 on March 22, 2010.  The modification increased the rental space from 1,167 to 1,950 square feet of office space.  The modification also extended the term from 24 to 36 months, commencing on April 1, 2010.

Minimum lease commitments over the next five years are as follows:

2010	$34,184
2011	44,597
2012	48,100
2013	16,250
Thereafter	–
Totals	$143,131

(A) Employment Contracts

The Company terminated the contract of its Chief Technical Officer and the Chief Operating Officer resigned.  As a result of the resignation the Company entered into a settlement agreement with the former Chief Technical Officer dated April 29, 2010, under which the Company is obligated to issued 312,500 shares of common stock and pay $12,000 in cash. Subsequent to June 30, 2010, 250,000 of such shares were issued  Management believes that it can settle the termination of the employment contract with its Chief Technology Officer on relatively favorable terms.  As a result of the termination, 8.5 million outstanding stock options have been cancelled.

NOTE 8- SEGMENT REPORTING AND SIGNIFICANT CONCENTRATIONS

The Company currently operates in one reporting segment, the sale of non-contact thermometers, therefore no segment data is provided.

Significant Concentrations

For the six months ended June 30, 2010, two customers accounted for 50% of the Company sales. Each customer accounted for 27.6% and 22.4% of Company's sales, respectively  during the period.  The Company had no sales for the six months ended June 30, 2009.

NOTE 9 - SUBSEQUENT EVENTS

On July 28, 2010, the Company entered into a three year employment contract with its new Chief Technology Officer.  The contract provides for a base salary of $125,000, a cash bonus if the Company meets certain defined milestones and the grant of a stock option to purchase 822,000 common shares of the Company at $0.50 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Sanomedics International Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Sanomedics International Holdings, Inc. as of December 31, 2009 and the related statements of operations, stockholders equity and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its stockholders equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has incurred substantial losses. This raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company LLC
Lake St. Louis Missouri
July 6 , 2010

Sanomedics International Holdings, Inc.
Consolidated Balance Sheets

December 31, 2009

Assets

Current Assets
Cash in bank	$779
Accounts receivable	7,913
Inventory	125,812
Other current assets	2,653
Total Current Assets	137,157

Fixed assets, net	3,018

Other assets	8,000

Total Assets	$148,175

Liabilities and Stockholders’ Equity (Deficit)

Current Liabilities
Accrued salaries payable	471,667
Other liabilities	12,792
Short term portion of notes payable - related party	62,203
Total Current Liabilities	546,662

Notes payable - related party	524,315

Stockholders’ Deficit
Preferred stock, $0.001 par value: 1,000 shares authorized,
issued and outstanding.	1
Common stock, $0.001 par value: 250,000,000 shares authorized,
11,888,569 issued and outstanding as of December 31, 2009	11,889
Additional paid in capital	462,460
Stock subcription receivable	(20,000)
Accumulated deficit	(1,377,152)
Total Stockholders’ Deficit	(922,802)

Total Liabilities and Stockholders' Deficit	$148,175

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statements of Operations

For the Year Ended
December 31, 2009

Revenues, net	$31,018

Cost of goods sold	23,656

Gross profit	7,362

Operating expenses
General and administrative	925,492
Research and development	446,652
Depreciation	232
Total operating expenses	1,372,376

Loss from operations	(1,365,014)

Other income (expense)
Interest income	-
Interest expense	(12,138)
Total other income (expense) - net	(12,138)

Net loss	$(1,377,152)

Net loss per share - basic and diluted	$(0.15)

Weighted average number of shares outstanding during the period - basic and diluted	9,042,769

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statement of Changes in Stockholders' Deficit

	Preferred Stock,		Common Stock,		Additional	Stock		Total
	$.001 Par Value		$.001 Par Value		Paid in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity

Balance December 31, 2008	-	$-	198,769	$199	$(199.00)	$-	$-	$-
Issuance of shares for reverse merger	1,000	1	9,542,000	9,542	(9,543)	-	-	-
Recapitalization - Acquisition of Niagra Mining and Development Company	-	-	-	-	(165,150)	-	-	(165,150)
Stock options to employees and consultants ($.05 per share)	-	-	-	-	482,000	-	-	482,000
Stock issued to an employee for cash ($.01 per share)	-	-	2,000,000	2,000	79,000	(20,000)	-	61,000
Shares issued for services ($.05 per share)	-	-	250,000	250	12,250	-	-	12,500
Warrants issued for services ($3.00 per share)	-	-	-	-	35,000	-	-	35,000
Stock options to consultants at ($1.50 per share)	-	-	-	-	29,000	-	-	29,000
Cancellation of shares	-	-	(102,200)	(102)	102	-	-	-
Net loss for the year ended December 31, 2009	-	-	-	-	-	-	(1,377,152)	(1,377,152)
Balance December 31, 2009	$1,000	$1	$11,888,569	$11,889	$462,460	$(20,000)	$(1,377,152)	$(922,802)

See accompanying notes to financial statements

Sanomedics International Holdings, Inc.
Consolidated Statements of Cash Flows

For the Years Ended
December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,377,152)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	232
Stock based compensation	619,500
Changes in operating assets and liabilities
Accounts receivable	(7,913)
Inventory	(125,812)
Current assets	(2,653)
Accrued salaries payable	471,667
Other liabilities	12,792
Net Cash Used In Operating Activities	(409,339)

CASH FLOWS USED FROM INVESTING ACTIVITIES
Purchase of fixed assets	(3,250)
Purchase of intangible assets	(8,000)
Acquisition of Grand Niagra Mining and Development Company	(165,150)
Net Cash Used In Investing Activities	(176,400)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in notes payable - related party	586,518
Net Cash Provided By Financing Activities	586,518

Net increase in cash	779

Cash - beginning of period	-

Cash - end of period	$779

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for:
Income taxes	$-
Interest	$-

See accompanying notes to financial statements

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND DESCRIPTION OF BUSINESS

Background

Sanomedics International Holdings, Inc. (the “Company”) formerly Grand Niagara Mining and Development Co, Inc. ("Grand Niagara") was originally incorporated in the state of Idaho in 1955 and re-domiciled in the state of Delaware on April 2, 2009.  See Note 3 for information regarding a reverse acquisition and recapitalization. The Company designs, develops, markets and distributes non-contact infrared thermometers principally for consumer home health care, and the rapidly expanding health sector for pets.

In connection with the reverse acquisition and recapitalization(see notes 3 and 7), all share and per share amounts have been retroactively restated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") Subtopic 105-10, Generally Accepted Accounting Principles ("GAAP") ("FASB ASC 105-10"). This Standard establishes an integrated source of existing authoritative accounting principles to be applied by all non-governmental entities and is effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105-10 by the Company did not have a material impact on our financial statements and only resulted in modifications in accounting reference in our footnotes and disclosures.

Principles of consolidation

All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The financial statements have been prepared on a going concern basis, and do not reflect any adjustments related to the uncertainty surrounding our recurring losses or accumulated deficit.

The Company currently has limited revenue and is incurring losses. These factors raise substantial doubt about our ability to continue as a going concern. Management has financed the Company's operations principally through loans from an affiliate of our CEO who is one of our principal shareholders.  It is the Company's intent to continue to raise funds in this manner and to raise funds through the sale of equity securities. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the time the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company sell its products to customers and recognizes revenues from such sales when title has passed to the buyer, which is typically upon delivery.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances may periodically exceed the $250,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of non-invasive thermometers.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which is generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Advertising Costs

Advertising costs are expensed as incurred.

Shipping and Handling

Costs incurred by the Company for shipping and handling are included in costs of revenues.

Income taxes

Income taxes are accounted for under the asset and liability method as stipulated by Accounting Standards Codification ("ASC") 740 formerly Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards . Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management's view it is more likely than not (50%) that such deferred tax will not be utilized.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Expense

Costs related to research and development, which primarily consists of salaries and benefits, stock compensation and consulting,  are charged to expense as incurred

Basic and diluted net loss per share

The Company computes net income (loss) per share in accordance with ASC Topic 260, Earning per Share, formerly Statement of Accounting Standards SFAS No. 128, "Earnings per Share", which requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) before and after discontinued operations, by the weighted average number of common shares outstanding (denominator) during the period, including contingently issuable shares where the contingency has been resolved. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convel1ible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted loss per share excludes all dilutive potential shares as their effect is anti-dilutive.

Stock based compensation

The Company applies the fair value method of ASC 718, Share Based Payment, formerly Statement of Financial Accounting Standards ("SFAS") No. l23R "Accounting for Stock Based Compensation", in accounting for its stock based compensation. This standard states that compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period, if any. As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent private sale of stock by an affiliate of our CEO for purposes of valuing stock based compensation. The Company believes that the market price of the Company's stock is not indicative of value as the stock is not widely held and trades infrequently.

Recent Accounting Pronouncements

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” which amends previous guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements in the current economic environment. This pronouncement was effective for periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on the Company’s business, financial condition or results of operations; however, these provisions of FASB ASC Topic 820 resulted in additional disclosures with respect to the fair value of the Company’s financial instruments.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, “Subsequent Events,” which establishes general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement was effective for interim or fiscal periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on the Company’s business, results of operations or financial position; however, the provisions of FASB ASC Topic 855 resulted in additional disclosures with respect to subsequent events.

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance now codified as FASB Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative non-governmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 were effective for interim and annual periods ending after September 15, 2009 and, accordingly, were effective for the Company for the current fiscal reporting period.

The adoption of this pronouncement did not have an impact on the Company’s business, financial condition or results of operations, but will impact the Company’s financial reporting process by eliminating all references to pre-codification standards. On the effective date of FASB ASC Topic 105, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative.

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. For example, this update clarifies that reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update will become effective for the Company with the interim and annual reporting period beginning January 1, 2010, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will become effective for the Company with the interim and annual reporting period beginning January 1, 2011. The Company will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. Other than requiring additional disclosures, adoption of this update will not have a material effect on the Company's consolidated financial statements.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3-REVERSE ACQUISITION, RECAPITALIZATION AND SHARE PURCHASE AGREEMENT

Sanomedics International Holdings, Inc. ("Sano - Nevada"), a Nevada corporation formed on January 6, 2009, purchased a controlling equity interest in the Company on April 17, 2009 for $165,150.

Pursuant to an Acquisition Agreement and Plan of Share Exchange Agreement (the "Agreement") dated April 2, 2009 by and among the Company,  Sano - Nevada and the Sano - Nevada shareholders, all of the issued and outstanding shares of common stock of Sano - Nevada were exchanged for 9,542,000 shares of common stock of the Company (post effectiveness of the 1 for 25 reverse stock split, described below) and 1,000 shares of Series A Preferred Stock. The transaction was treated as a reverse acquisition because as of the closing date, the Company did not have any operations and majority-voting control was transferred to the Sano - Nevada shareholders. The transaction required a recapitalization of the Company, and since Sano - Nevada acquired a controlling voting interest, it was deemed the accounting acquirer, while the Company was deemed the legal acquirer. The historical financial statements of the Company are those of Sano-Nevada, and of the consolidated entities from the date of the reverse acquisition and thereafter.

Since the transaction is considered a reverse acquisition and recapitalization, accounting guidance does not apply for purposes of presenting pro-forma financial information.

In contemplation of the acquisition of Sano-Nevada on April 6, 2009 the Company: (i) re-domiciled in the State of Delaware and changed its name to Sanomedics International Holdings, Inc. and (ii) increased its authorized share capital to Two Hundred Fifty Million One Thousand (250,001,000) shares, consisting of two classes of capital stock: (i) Two Hundred Fifty Million (250,000,000) shares of common stock, par value $0.001 per share, and (ii) one thousand (1,000) shares of preferred stock, par value $0.001 per share. On April 7, 2009, the Company amended its articles of incorporation to provide for a reverse stock split in the amount of  one (1) share for (25) outstanding shares, resulting as of the effective date of April 17, 2009  in 198,769 shares of common stock issued (prior to the issuance to the shareholders of Sano- Nevada).

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4–FAIR VALUE

The Company has applied the guidance in ASC 820, and will categorize assets and liabilities recorded at fair value based upon the fair value hierarchy specified by GAAP.

The levels of fair value hierarchy are as follows:

•	Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

•
Level 2 inputs utilize other-than-quoted prices that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable and are typically based on our own assumptions, including situations where there is little, if any, market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category would be presented in a table, which may include changes in fair value that were attributable to both observable and unobservable inputs.

There were no instruments requiring a fair value classification at December 31, 2009 and 2008, respectively.

NOTE 5 - FIXED ASSETS

Fixed assets consist of the following:
December 31,
2009
Furniture and equipment	$3,250
Accumulated depreciation	232
$3,018

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - NOTES PAYABLE -RELATED PARTY

Notes payable consists of the following:

2009
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated September 8, 2009. Note accrues interest at 9% per annum, due and payable on March 7, 2011	$407,151
Secured Convertible Promissory Note - CLSS Holdings, LLC, dated December 7, 2009. Note accrues interest at 9% per annum, due and payable on March 7, 2011	117,164
Other advances from CLSS Holdings, Inc, LLC, not evidenced by a promissory Note	62,203
$586,518
Less: Current portion	62,203
$524,315

The secured convertible promissory notes above are secured by substantially all the assets of the Company and are convertible, at the holder's option, into common shares of the Company at the lesser of $0.25 or a 45% discount to the average closing bid price of the Company's Common Stock for the three trading days prior to the conversion.   CLSS Holdings, Inc, LLC is wholly owned by the Company's CEO, who also is a principal shareholder of the Company. Management believes that there is no beneficial conversion feature associated with these notes. As of December 31, 2009, interest accrued on the notes amounted to $12,138.

Maturities of Notes payable for the years subsequent to December 31, 2009 are as follows:

Year	Amount
2010	$–
2011	524,315
Thereafter	–
$524,315

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – EQUITY

Reverse Stock Split

The Company, prior to the April 2, 2009 Acquisition Agreement and Plan of Share Exchange (the "Agreement"),  had approximately 5,100,000 shares of common stock outstanding.  In connection with the Agreement the Company effectuated a 1 for 25 reverse split. The reverse stock split was effective April 17, 2009 for holders of record as of April 15, 2009. All stock numbers have been restated to give retroactive effect to this reverse stock split. All per share disclosures retroactively reflect shares outstanding or issuable as though the reverse stock split had occurred on January 1, 2009.

Series A Preferred Stock

In connection with the Agreement the Company issued 1,000 shares of Series A Preferred Shares.  The Series A Preferred Shares are not convertible and have no preferences or other rights except that the holders of the Series A Preferred shares shall be entitled to the number of votes that collectively equal 51% of the total number of votes that may be cast by the holders of Common Stock and Preferred stock voting as one class.

Common Stock

Pursuant to an employment contract dated on January 5, 2009 and a settlement agreement dated on September 24, 2009, the Company issued 2,000,000 shares of Common Stock to an officer at $0.01 per share.  As these shares had a fair  value of approximately $81,000, the Company recorded the difference as stock based compensation.  The fair value was determined based on the assumptions shown in the table below:

Risk-free interest rate	0.98%
Expected dividend yield	0%
Expected volatility	100%
Expected life	730 days
Expected forfeitures	0%

Stock Options

Pursuant to employment contracts entered into between the Company and its executive officers and consultants the Company granted an aggregate of 15 million options on January 6, 2009 and 3.5 million options on December 1, 2009.  Each of the options had a five year term with an exercise price of $0.05 per share.  These options had a fair value of approximately $482,000, based upon the management assumptions stated below.

On November 17, 2009, the Company granted 100,000 seven-year stock options with an exercise price of  $1.50 per share.  The Company determined that the fair value of the options was $29,000, based upon the management assumptions stated below:

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – EQUITY (continued)

Risk-free interest rate	0.98%
Expected dividend yield	0%
Expected volatility	100%
Expected life	730 days
Expected forfeitures	0%

The following is a summary of the Company’s stock option activity December 31, 2009:

	Stock Options	Weighted Average Exercise Price
Exercisable - January 1, 2009	–	$–
Granted	18,600,000	0.05
Exercised	–	–
Forfeited/Cancelled	–	–
Outstanding – December 31, 2009	18,600,000	0.05
Exercisable - December 31, 2009	18,600,000	0.05

Stock Options Outstanding				Stock Options Exercisable
Range of exercise price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.05 to $1.50	18,600,000	5.00 Years	$0.05	18,600,000	$0.05

Warrants

On December 7, 2009, the Company granted to a consultant 150,000 five year warrants with an exercise price $3.00 per share.  The Company determined that the fair value of the warrants was $35,000.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – EQUITY (continued)

The following is a summary of the Company’s warrant activity:

	Warrants	Weighted Average Exercise Price
Exercisable - January 1, 2009	–	$–
Granted	150,000	3.00
Exercised	–	–
Forfeited/Cancelled	–	–
Outstanding – December 31, 2009	150,000	3.00
Exercisable - December 31, 2009	150,000	3.00

Warrants Outstanding				Warrants Exercisable
exercise price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.00	150,000	4.9 Years	$3.00	150,000	$3.00

NOTE 8 – INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2009 consists of the following:

2009
Gross deferred tax assets:
Net operating loss carryforwards	168.839
Accrued salary	177,488
Total deferred tax assets	346,327
Less: valuation allowance	(346,327)
Net deferred tax asset	$–

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES (continued)

The actual tax benefit differs from the expected tax benefit for the years ended December 31, 2009 (computed by applying the U.S. Federal Corporate tax rate of 34% to income before taxes and 5.5% for State income taxes, a blended rate of 37.63%) approximately as follows:
2009

Expected tax benefit – Federal	(441,563)
Expected tax benefit – State	(75,587)
Non-deductible stock compensation	233,118
Meals and entertainment	923
Change in Valuation Allowance	283,109
Actual tax expense (benefit)	$–

The Company has a net operating loss carryforward for tax purposes totaling approximately $281,000 at December 31, 2009, expiring through 2029. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax asset has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is currently not aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse affect on its business, financial condition or operating results.

Under a consulting agreement with a principal shareholder commencing on January 5, 2009  and expiring on January 5, 2012, subject to termination rights on 90 days notice, Sano - Nevada agreed to pay $12,500 per month and issued a 5 year option to purchase 5,000,000 shares of common at $0.05 per share. On August 18, 2010, this agreement was terminated and the shareholder and the Company entered into to a three year employment agreement for the shareholder to serve as the Company's Chief Executive Officer at a base salary of $225,000 with a cash bonus if the Company should meet certain milestones.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - COMMITMENTS AND CONTINGENCIES (continued)

The Company signed employment agreements with three other executive officers; the President, the Chief Operating Officer and the Chief Technology Officer.  Each agreement is for three years effective January 1, 2009, unless terminated, and provides for a base salary which escalates based on time and the satisfaction of certain milestones.

All salaries, with the exception of a portion of the COO salary, are deferred until such time as the Company receives financing and or there is a change of control. (See note 10(A) below)

As of December 31, 2009, the Company has deferred approximately $472,000 in salaries and consulting fees  as a result of these agreements

The Company entered into a modification of its original lease agreement dated April 1, 2009 on March 22, 2010.  The modification increased the rental space from 1,167 to 1,950 square feet of office space.  The modification also extended the term from 24 to 36 months, commencing on April 1, 2010.

Minimum lease commitments over the next five years are as follows:

2010	$34,184
2011	44,597
2012	48,100
2013	16,250
Thereafter	–
Totals	$143,131

NOTE 10- SEGMENT REPORTING AND SIGNIFICANT CONCENTRATIONS

The Company currently operates in one reporting segment, the sale of non-contact thermometers, therefore no segment data is provided.

Significant Concentrations

For the year ended December 31, 2009, one customer accounted for 30.9% of the Company's sales. Two other customers accounted for 17.4% and 11.6% of sales respectively. The three customers combined accounted for 59.9% of the Company's total sales.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated the subsequent events between the balance sheet date of December 31, 2009 and July 6, 2010, the date at which the financial statements were available for issue.

(A) Employment Contracts

The Company terminated the contract of its Chief Technical Officer and the Chief Operating Officer resigned.  As a result of the resignation the Company entered into a settlement agreement with the former Chief Operating Officer dated April 29, 2010, under which the Company is obligated to issued 312,500 shares of common stock and pay $12,000 in cash. As of July 6, 2010, 250,000 of such shares have yet to be issued  Management believes that it can settle the termination of the employment contract with its Chief Technology Officer on relatively favorable terms.  As a result of the termination and resignation an aggregate 8.5 million outstanding stock options have been cancelled.

B) Common Share issuances

On January 5, 2010, the Company issued 25,000 shares to a consultant for services rendered with a fair value of $12,500 ($0.50/share)

On January 25, 2010 the Company entered into an agreement with South Ocean Growth Equity ("SOGE"), whereby SOGE agreed to represent the Company and explore domestic and international distribution opportunities for the Company and the Company agreed to sell 1,369,870 shares of its common stock to SOGE for $0.01 per share. As the issuance of the stock was below the estimated fair value of $0.50 per share, the Company has recorded an expense of approximately $671,000.

On March 8, 2010 the Company issued 40,000 shares to consultants for services rendered  with a fair value of $20,000 ($0.50/share)

(C) Convertible Promissory Notes

On June 30, 2010, the Company evidenced its obligation to pay accrued salaries to its Chief Executive Officer and its President in the amount of $225,000 and $239,994, respectively, by issuing promissory notes.  The notes are due on August 1, 2011, bearing an interest rate of 7.5% per annum. At the option of each executive, his note can be converted into common shares at the lesser of $0.50 per share or a 50% discount to the average bid price the Company's common stock over the three trading days prior to the conversion.

Item 14:    Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 15:    Financial Statements and Exhibits

(a)  Financial Statements Filed

The financial statements included in the Registration Statement on Form 10 are listed in Item 13.

(b)  Exhibits

Exhibit No.	Description of Exhibit

2.1	Common Stock Purchase Agreement dated March 19, 2009 by and among Sanomedics International Holdings, Inc., Belmont Partners, LLC, Niagara Mining & Development Co., Inc. and Escrow, LLC

2.2
Acquisition Agreement and Plan of Share Exchange effective as of April 2, 2009 by and among Niagara Mining & Development Co., Inc. & Development Company, Sanomedics International Holdings, Inc., Craig Sizer, Maria Perez Sizer and Keith Houlihan

3.1	Certificate of Incorporation (filed in Delaware on April 6, 2009)

3.2	Certificate of Amendment (filed April 7, 2009)

3.3	Bylaws

10.1	$407,151.26 Secured Convertible Promissory Note dated September 8, 2009 to CLSS Holdings, LLC

10.2	Security Agreement with CLSS Holdings LLC dated September 8, 2009

10.3	$225,000.00 Secured Convertible Promissory Note dated June 30, 2010 to Craig Sizer

10.4	Amended and Restated Employment Agreement with Keith Houlihan, dated August 18, 2010

10.5	Employment Agreement with Gary J. O’Hara, dated July 28, 2010

10.6	Employment Agreement with Craig Sizer, dated August 18, 2010

10.7	Option Agreement with Craig Sizer, dated April 2, 2009

10.8	2010 Stock Option Plan

10.9	Warrant issued to ASG, LLC, dated December 7, 2009

23.1	Consent of Gruber & Company, LLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOMEDICS INTERNATIONAL HOLDINGS, INC.
(Registrant)

Date: October 27, 2010	By:	/s/ Craig Sizer
Name: Craig Sizer
Title: Chief Executive Officer